File No. 030-00354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U5S

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

National Grid Transco plc
National Grid (US) Holdings Limited
National Grid (US) Investments 4
National Grid (US) Partner 1 Limited
National Grid (US) Partner 2 Limited
1-3 Strand
London, WC2N 5EH
England

National Grid General Partnership
One Rodney Square
Wilmington, DE 19801

National Grid Holdings Inc.
National Grid USA
25 Research Drive
Westborough, MA 01582

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2004

Table 1 of 4. National Grid Transco plc and its subsidiaries

Note: Unless otherwise designated, each entity listed in this table is a company organized under the laws of England and Wales.

Name of Company		Number of Common Shares Owned	Percent of Voting Power (100 % unless specified)	Issuer Book Value ($000’s)	Owner Carrying Value ($000’s)

National Grid Transco plc
NGG Finance plc (1)	Ordinary £1	1,650,000		291,981	292,892
	US$1 Class A Redeemable Preference Shares		0	68,500	68,500
	US$1 Class B Redeemable Preference Shares		0	212,500	212,500
	US$1 Class C Redeemable Preference Shares		0	232,616	232,616
	Non-equity securities			83,229	83,229
National Grid Holdings One plc (2) (2.1)	Ordinary £0.1176	1,498,496,751		3,279,034	276,657
	Non-equity securities			7,736,714	7,736,714
Lattice Group plc (†) (2.2)	Ordinary £0.10	3,613,195,742		718,111	262,441
	Non-equity securities			1.012,751	1.012,751
National Grid (US) Holdings Limited	Ordinary £1	931,252		3,198,890	3,280,161
	Non-equity securities			50,729	50,729
National Grid (US) Investments 2	Ordinary £1	100		-	-
National Grid (US) Investments 5 (*)	Ordinary £1	2		-	-
National Grid (US) Investments 6 (*)	Ordinary £1	2		-	-
National Grid (US) Investments 4	Ordinary £1	300		1,791,375	3,772,924
	Non-equity securities			7,161,234	7,161,234
National Grid (US) Partner 1 Limited	Ordinary US$1	1,980,002		4,532,146	4,532,146
National Grid General Partnership (3)	Partnership		99	3,665,258	n/a
National Grid US LLC (4)	-			188,326	190,290
NG Chicago I LLC (4.1)	Ordinary US$1			-	-
National Grid Holdings Inc. (US corporation)	Ordinary US$0.10	5,000,000		3,530,577	3,476,932

National Grid Ten	$1 ordinary	1,148,826		177	-
NGG (Delaware) LLC (5)
National Grid USA (US corporation) (5.1)	Common	1,000		7,570,842	7,363,326
National Grid (US) Partner 2 Limited	Ordinary US$1	20,002		45,779	45,779
National Grid General Partnership	Partnership		1	35,121	n/a
National Grid Holdings Inc (USA)	Ordinary US$0.10		1	35,662	35,121
National Grid Twelve Limited	Ordinary US$1	15,000,000		3,761,796	3,761,796
National Grid Eight Limited (6)	Ordinary US$315.50	10,000,000		365,545	2,721,781
National Grid Eleven Limited (6)	Ordinary US$273	5,000,000		148,966	1,040,000

Notes to Item 1, Table 1 of 4

(*)	Dormant

(**)	Entity is not controlled by National Grid Transco and this information is either not known to National Grid Transco or is not reasonably available to National Grid Transco.

(1)
National Grid Transco plc owns all of the common equity in NGG Finance plc. Other system companies hold preferred equity in NGG Finance as follows. National Grid Eight Limited holds 50,000,000 Class A Redeemable Preference shares, 150,000,000 Class B Redeemable Preference shares and 1,550,000 Class C Redeemable Preference shares, National Grid Eleven Limited holds 18,500,000 Class A Redeemable Preference shares, 62,500,000 Class B Redeemable Preference shares and 637,500,000 Class C Redeemable Preference shares. NGT One Limited holds 138,664,136 Class C Redeemable Preference shares.

(2)	National Grid Holdings One plc has issued one £1 B share to National Grid Transco plc.

(2.1)	The subsidiaries of National Grid Holdings One plc are set forth in Table 2 of Item 1.

(2.2)	The subsidiaries of Lattice Group plc are set forth in Table 3 of Item 1.

(3)	National Grid General Partnership is a partnership of which 99% is held by National Grid (US) Partner 1 Limited and 1% is held by National Grid (US) Partner 2 Limited.

(4)	National Grid General Partnership owns a 100% membership interest in National Grid US LLC, a limited liability company.

(4.1)	National Grid General Partnership owns a 100% membership interest in NG Chicago I LLC, a limited liability company.

(5)	National Grid Holdings Inc. owns a 100% membership interest in NGG (Delaware) LLC, a limited liability company.

(5.1)	The subsidiaries of National Grid USA are set forth in Table 4 of Item 1.

(6)	In addition to its 100% ordinary shareholding, National Grid Twelve limited holds one US$1 non-voting reorganisation share.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2004 (continued)

Table 2 of 4. National Grid Holdings One plc and its subsidiaries

Note: Unless otherwise designated, each entity listed in this table is a company organized under the laws of England and Wales.

Name of Company		Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Issuer Book Value ($000’s)	Owner Carrying Value ($000’s)

National Grid Holdings One plc
National Grid Netherlands One BV	Ordinary Euro1	2,200,000		1,316	2,527
Toren CV (1)				166,263	2,421
	Non-equity securities			2,201,250	2,201,250
National Grid Netherlands Two BV	Ordinary Euro1	2,200,000		2,463	2,527
National Grid Netherlands Three BV	Ordinary Euro1	2,200,000		2,456	2,527
National Grid Ireland Three	Ordinary £1	1,200,500,000		2,196,799	2,196,915
National Grid Eighteen Limited	Ordinary £1	94,350		2,827,693	2,811,532
National Grid Seventeen Limited	Ordinary £1	1		-	-
National Grid Fifteen Limited	Limited by Guarantee- no share capital			100	-
National Grid Sixteen Limited	Ordinary £1	500		2	2
NG Malta One Limited	Ordinary £1	1,550		2,629,569	2,628,430
	Non-equity securities			2,673,853	2,673,853
NG Malta Two Limited (2)	Ordinary £1	1,350		2,741,441	2,562,001
	Non-equity securities	500
National Grid Twenty Limited (3)	Ordinary £1	36,298,529		66,435	66,435
National Grid Holdings Limited (4)	Ordinary £1	100,000,000		7,533,030	3,610,922
	A Ordinary £1			-	-
	Non-equity securities			18,004,727	18,004,727
National Grid Four Limited (5)	Ordinary £1	100		(290,787)	-
	Preferred Ordinary	700,000,000		290,787	290,787
Energis plc (6)		123,582,445	7.1	-	-
National Grid Gold Limited (7)	Ordinary £1	10,000		494,261	732,000
	A Ordinary £1			2,564,544	2,560,882
NGT Insurance Company (Guernsey) Limited (8)	Ordinary £1	1,300,000		60,754	40,260

National Grid One Limited (*)	Ordinary £1	100		5,755	57
	Non-equity securities			3,394	3,394
National Grid Two Limited	Ordinary £1	100		3,311	56
NGG Telecoms Holdings Limited (9)	Ordinary £1	10,638,758		4,676,815	4,644,426
	A shares £1			2	2
	B shares £1			2	2
	Non-equity securities			1,158,637	1,158,637
NGG Telecoms Investment Limited	Ordinary £1	2		-	-
	Non-equity securities			377,440	377,440
National Grid (US) Investments 3	Ordinary £1	2	50	-	-
National Grid (US) Investments	Ordinary £1	225,300	100	1,182,819	1,272,472
National Grid (Ireland) 1 Limited (10)	Ordinary US$50	262,364		1,144,236	2,913,971
	Preference US$50	740,065		4,447,449	4,209,657
National Grid (Ireland) 2 Limited	Ordinary US$50	745,807		3,876,237	2,960,260
National Grid Nine Limited (11)	Ordinary £1	2,626	26	1,871,697	1,363,960
National Grid Nine Limited (11)	Ordinary £1	7,474	74	5,327,139	3,882,040
National Grid Company plc	Ordinary £0.20	31,870		1,700,766	4,915,380
	Non-equity securities	43,406,000		79,422	79,422
NGC Employee Shares Trustee Limited (*)		2
NGC Leasing Limited	Ordinary £1	100		2,445	-
	Non-equity securities			13,881	13,881
Elexon Limited (12)
The National Grid Group Quest Trustee Company Limited (*)	Ordinary £1	2		-	-
National Grid Nineteen Limited	Ordinary £1	5,000		9	9
National Grid Twenty One Limited	Ordinary £1	5,000		9	9
National Grid Jersey Holdings Three Limited	Ordinary US$0.01	350		51	-
First Point Energy Corporation (13)
National Grid Jersey Holdings Five Limited	Ordinary £0.01	148,843		163	-
National Grid Three Limited	Ordinary £1	505		1,578,446	-
	Non-equity securities			2,741,642	2,741,642
NGG Telecoms Limited	Ordinary £1	216,810,197		1,022,028	1,013,709
Energis plc (6)		442,500,000	25.4	-	-
NGC IT Limited (*)	Ordinary £1	2		-	-
NatGrid Investments Ltd (14)	Ordinary £1	1,000		4,226	-
	A Shares £1	100		64	-
	B Shares £1	300		10,815	-
National Grid Five Limited	Ordinary £1	263,368,411		1,599,739	1,592,501
	Non-equity securities			306,082	306,082
National Grid Six Limited	Ordinary £1	1		(115,894)	-
	Non-equity securities	73,226,142		134,004	-
				32,776	32,776
NatGrid Finance Holdings Limited	Ordinary £1	3,500,100		1,572,716	1,555,500
	Non-equity securities			2,472,961	2,472,961
NatGrid Finance Limited	Ordinary £1	100		2,844,232	2,696,668
NG Jersey Limited	Ordinary £0.01	140,000		2,621,864	2,562,000
NGC Two Limited	Ordinary £1	160,000,000		268,942	308,114
The National Grid Investments Company	Ordinary £1	10,000,000		96,805	18,300
	A Ordinary £1	150,000,000		247,403	246,115
	Non-equity securities			45,622	45,622
National Grid International Limited	Ordinary £1	83,600,100		(949,717)	-
	Non-equity securities			2,035,880	2,035,880
National Grid Middle East FZCO (15)	AED 100,000 Ordinary	3	50	-	-
NG Procurement Holdings Limited	Ordinary £1	506,002		(3,406)	-
National Grid Procurement BV	Ordinary Euro450	40		(84)	-
National Grid (IOM) UK Limited	Ordinary £1	2,000		13	8,235
National Grid Overseas Limited (16)	Ordinary £1	200		1,045,734	559,365
	Non-equity securities			137,824	137,824
National Grid Overseas Two Limited	Ordinary £1	100		(372,132)	-
				1,718,721	1,718,721
Network Mapping Limited	Ordinary £1	300,000		-	-
National Grid Indus BV	Ord NLG 1000	87,352		71,920	65,880
NGC Indus Limited (*)	Ordinary £1	33,113,000		-	-
NGC Zambia Limited	Ordinary £1	15,754,000		3,918	23,437
NG Australia GP Pty Ltd	Ordinary AS$1	597,636		909	854
NG Australia LLP (17)	Partnership	n/a	99	76,091	84,563
National Grid Australia Pty Limited	Ordinary AS$1	227,763,603		276,306	276,306
Basslink Pty Limited	Ordinary AS$1	43,600,000		33,136	33,136
	Non-equity			243,170	243,170
The Electricity Transmission Company Limited (*)	Ordinary £1	34,110,429		-	-
Britned Development Limited (18)	Ordinary 'A' £1	1	50	-	-
National Grid Zambia Limited	Ordinary US $1	46,000,001		46,000	33,306
National Grid Zambia BV	Ordinary Euro450	50,000		56,582	46,000
Copperbelt Energy Corporation plc		3,850,000	38.5	26,172	25,272
National Grid Seven Limited	Ordinary £1	100		94,132	81,873
	Non-equity securities			82,672	82,672
National Grid Holdings BV	Ordinary Euro450	62		227,626	173,699
	Non-equity securities			7,596	7,596
National Grid Poland BV	Ordinary Euro450	40		(49,119)	-
	Non-equity securities	1		49,120	49,120
Energis Polska Sp z.o.o		318,266	18.6	-	-
Telrise Sp. Z.o.o. (**) Cel Polska sp z.o.o (**)
National Grid Manquehue BV	Ordinary Euro450	40		(100,187)	-
	Non-equity securities			99,426	99,426
National Grid Finance BV	Ordinary Euro450	120		(9,150)	-
	Non-equity securities			8,181	8,181
Compania Inversora En Transmicion Electrica CITELEC S.A.		105,974,400	42.5	(12,201)	-
Transener S.A (19)		234,129,232		**	**
Transba S.A (20)		112,290,842		**	**
National Grid India BV	Ordinary Euro450	40		(59)	22
NGC do Brasil Participacoes Ltda				155	421
National Grid Brazil Transmission BV	Ordinary Euro450	400		13,904	14,979
National Grid Brazil Finance	Ordinary £1	314		141,684	126,496
National Grid Fourteen Limited	Ordinary £1	3		-	-
National Grid Brazil BV	Ordinary Euro450	40		(550,296)	-
	Non-equity			544,656	544,656
JVCO Participacoes Ltda		900,000,000	50	-	-
Holdco Participacoes Ltda		3,000,000,000		**	**
Intelig Telecomunicacoes Ltda		3,000,000,000		**	**
National Grid Chile BV	Ordinary Euro450	40		(80,505)	-
	Non-equity			80,458	80,458
Inversiones ABC Limitada		61,500,500	50	-	-
NGT Nominees Limited (21)	Ordinary £1	2		-	-
99,999 Limited (*)	Ordinary £1	2
Arterion (Employers) Limited (*)(##)	Ordinary £1	1
Arterion Limited (*)(##)	Ordinary £1	2
Arterion Technologies Limited (*)(##)	Ordinary £1	2
BSc Co. Limited (*)	Ordinary £1	1
Contiguous Limited (*)(##)	Ordinary £1	1
Eastlands Limited (*)(##)	Ordinary £1	1
Electracom Limited (*)	Ordinary £1	2
Energi Limited (*)	Ordinary £1	2
Energis Services Limited (*)	Ordinary £1	2
Energy Market Operations Limited (*)	Ordinary £1	1
Energy Settlements and Information Services Limited (*)	Ordinary £1	2
Enex Operations Limited (*)	Ordinary £1	1
EPFAL Limited (*)	Ordinary £1	2
First Connect Limited (*) (##)	Ordinary £1	1
First Connect Utilities Limited (*) (##)	Ordinary £1	2
First Point Services Limited (*)	Ordinary £1	1
First Point Solutions Limited (*)	Ordinary £1	1
FPL Telecom Limited (*) (##)	Ordinary £1	2
Gemstone Software Limited (*)	Ordinary £1	1
Grid International Limited (*)	Ordinary £1	2
Grid Investment Holdings Limited (*)	Ordinary £1	100		-	-
Grid One Limited (*)	Ordinary £1	1
	Non-equity security	1
Gridmet Limited (*)(##)	Ordinary £1	2
Ifrastructure Technology Group Limited (*)(##)	Ordinary £1	2
International Power Systems Limited (*)	Ordinary £1	2
IPS Limited (*)	Ordinary £1	2
ITG Limited (*)(##)	Ordinary £1	2
Lattice Group (Employers) Limited (*)(##)	Ordinary £1	2
Lattice Land Developments Limited (*)(##)	Ordinary £1	1
Lattice Land Investments Limited (*)(##)	Ordinary £1	2
Lattice Limited (*)(##)	Ordinary £1	2
Lattice LNG Limited (*)(##)	Ordinary £1	2
Lattice Property (Employers) Limited (*)(##)	Ordinary £1	1
Lattice Property Holdings Limited (*)(##)	Ordinary £1	2
Lattice Property Portfolio Limited (*)(##)	Ordinary £1	2
NATGRID Limited (*)	Ordinary £1	2
Natgrid Holdings Limited (*)	Ordinary £1	1
Gridnat Limited (*)	Ordinary £1	1
National Grid Holland Limited	Ordinary £1	100		1
National Grid Market Services Limited (*)	Ordinary £1	1
National Grid Transco Europe Limited (*)	Ordinary £1	1
National Grid Transco Group Limited (*)	Ordinary £1	1
National Grid Transco Holdings Limited (*)	Ordinary £1	1
National Grid Transco International Limited (*)	Ordinary £1	1
National Grid Transco One Limited (*)	Ordinary £1	1
National Grid Transco UK limited (*) (##) (21)	Ordinary £1	1
NetMap Limited (*)	Ordinary £1	1
NGC Energy Limited (*)	Ordinary £1	2
NGC (GB) Limited (*)	Ordinary £1	2
NGC Leisure Limited (*)	Ordinary £1	2
NGG Limited (*)	Ordinary £1	1
NGT Holdings Limited (*)	Ordinary £1	2
NGT Intellectual Property Limited (*)	Ordinary £1	2
NGT Metering Limited (*)(##)	Ordinary £1	1
NGT Onstream Limited (*)(##)	Ordinary £1	2
NGT UK Holdings Limited (*)(##)	Ordinary £1	2
NGT UK Limited (*)	Ordinary £1	1
On Stream Asset Management Services Limited (*)(##)	Ordinary £1	1
On Stream Data Management Limited (*)(##)	Ordinary £1	1
On Stream Data Provision Limited (*)(##)	Ordinary £1	1
On Stream Meter Operations Limited (*)(##)	Ordinary £1	1
On Stream Meter Reading Services Limited (*)(##)	Ordinary £1	1
On Stream Metering Limited (*)(##)	Ordinary £1	1
On Stream Services Limited (*)(##)	Ordinary £1	1
On Stream Solutions Limited (*)(##)	Ordinary £1	1
On Stream Utilities Limited (*)(##)	Ordinary £1	1
On Stream Worldwide Limited (*)(##)	Ordinary £1	1
On Stream. Com Limited (*)(##)	Ordinary £1	1
Original Basslink Pty Limited (*) (##)		1
Powercom Limited (*)	Ordinary £1	2
Secondsite Estates Limited (*)(##)	Ordinary £1	2
Secondsite Holdings Limited (*)(##)	Ordinary £1	2
Secondsite Land Developments Limited (*)(##)	Ordinary £1	2
Secondsite Portfolio Solutions Limited (*)(##)	Ordinary £1	2
Secondsite Property Limited (*)(##)	Ordinary £1	2
Supergrid Limited (*)	Ordinary £1	2
Teldata International Limited (*)	Ordinary £1	2		181	-
Teldata Services Limited (*)	Ordinary £1	1
Teldata Solutions Limited (*)	Ordinary £1	1
Telecom Electric Limited (*)	Ordinary £1	2
Transco Asset Maintenance (Scotland) Limited (*)(##)	Ordinary £1	2
Transco Asset Maintenance (Wales) Limited (*)(##)	Ordinary £1	2
Transco Asset Maintenance Limited (*)(##)	Ordinary £1	2
Transco Asset Management (Scotland) Limited (*)(##)	Ordinary £1	2
Transco Asset Management (Wales) Limited (*)(##)	Ordinary £1	2
Transco Asset Management Limited (*)(##)	Ordinary £1	2
Transco Connections (Scotland) Limited (*)(##)	Ordinary £1	2
Transco Connections (Wales) Limited (*)(##)	Ordinary £1	2
Transco Connections Limited (*)(##)	Ordinary £1	2
Transco Emergency Services (Scotland) Limited (*)(##)	Ordinary £1	2
Transco Emergency Services (Wales) Limited (*)(##)	Ordinary £1	2
Transco Emergency Services Limited (*)(##)	Ordinary £1	2
Transco Holdings (Employers) Limited (*)(##)	Ordinary £1	2
Transco LNG Storage Limited (*) (##)	Ordinary £1	2
Transco Metering Services (Scotland) Limited (*) (##)	Ordinary £1	2
Transco Pipeline Constructors (Scotland) Limited (*) (##)	Ordinary £1	2
Transco Pipeline Constructors (Wales) Limited (*) (##)	Ordinary £1	2
Transco Pipeline Constructors Limited (*) (##)	Ordinary £1	2
Transco Pipelines (Scotland) Limited (*) (##)	Ordinary £1	2
Transco Pipelines (Wales) Limited (*) (##)	Ordinary £1	2
Transco Pipelines Limited (*) (##)	Ordinary £1	2
Transco Transportation Company Limited (*) (##)	Ordinary £1	2
Transgrid Limited (*)	Ordinary £1	1
Vesas Limited (*) (##)	Ordinary £1	1
Xoserve (UK) Limited (*)(##)	Ordinary £1	2
Xoserve Holdings Limited (*)(##)	Ordinary £1	1
Xoserve (UK) Limited (*) (##)	Ordinary £1	2

Notes to Item 1, Table 2 of 4

(*)	Dormant

(**)	Entity is not controlled by National Grid Transco and this information is either not known to National Grid Transco or reasonably available to National Grid Transco.

(##)	Dormant company which during the fiscal year ended March 31, 2004, was transferred within the group to be held by nominee company, NGT Nominees Limited.

(1)	Toren CV is a partnership by National Grid Netherlands One BV (98% interest), National Grid Netherlands Two BV (1% interest) and National Grid Netherlands Three BV (1% interest).

(2)	NG Malta Two Limited. National Grid Sixteen Limited holds all its 500 'B' preference shares.

(3)	In addition to 5,000 ordinary shares held by National Grid Holdings Limited, National Grid Twenty Limited issued a further 36,298,529 ordinary shares to NG Malta Two Limited in March 2004.

(4)	National Grid Holdings Limited. 1,000 'A' shares held by National Grid One Limited.

(5)	700 million Preferred ordinary shares in National Grid Four Limited, held by National Grid Holdings Limited.

(6)
National Grid Four Limited holds 123,582,445 shares in Energis plc (7.1%) and NGG Telecoms Limited holds 442,500,000 shares in Energis plc (25.4%). Energis plc, is not controlled by National Grid Transco and is in administration.

(7)	The 1,000 'A' ordinary shares in National Grid Gold Limited are held by NG Jersey Limited.

(8)
NGT Insurance Company (Guernsey) Limited, 1 Class 'A' £1 share and 100,000 £50 redeemable preference shares are held outside the group. Formerly incorporated and domiciled in Guernsey, in December 2003 it became incorporated and domiciled in the Isle of Man.

(9)
In addition to the ordinary shares held by National Grid Holdings Limited, 1,000 A shares in NGG Telecoms Holdings Ltd are held by NatGrid Investments Limited and 1,000 B shares are held by National Grid Two Limited.

(10)	740,065 $50 preference shares in National Grid (Ireland) 1 Limited held by National Grid Holdings Limited.

(11)	National Grid Nine Limited. Ownership is split between National Grid (Ireland) 1 Limited (26%) and National Grid (Ireland) 1 Limited (74%).

(12)	National Grid Company plc is the registered shareholder of Elexon Limited. However National Grid does not exercise control over this company.

(13)	National Grid Jersey Holdings Three Limited holds 10% of the ordinary share capital of First Point Energy Corporation, a Delaware corporation.

(14)	100 A shares in Natgrid Investments Ltd, and 100 B shares, are held by National Grid Holdings Limited. 200 B shares are held by NGT Insurance Company (Guernsey) Limited.

(15)
National Grid Middle East FZCO is a company organised and incorporated in Dubai, established at the end of March 2003. National Grid International holds the Group's 50% interest, whilst the remaining 50% is held outside the group.

(16)	The National Grid Investments Company holds 168,368,400 redeemable A preference shares, and National Grid International Limited holds 30,000,000 'B' ordinary shares, in National Grid Overseas Limited.

(17)	NG Australia LLP is a limited liability partnership in which National Grid International Grid Limited holds a 99% interest and NG Australia GP Pty Limited holds a 1% interest.

(18)
Britned Development Limited is a company organized under the laws of England and Wales and is a joint venture company. The one issued ordinary A share of £1 is held by National Grid International Limited, whilst the one issued ordinary B share of £1 is held outside the group.

(19)	Transener S.A. is 65% owned by Citilec S.A, whose interest in Transener is split: 183,701,397 A shares and 50,427,835 B shares.

(20)	Transba S.A. is 90% owned by Transener S.A, whose interest in Transba is split: 112,290,842 A shares and 85,896,467 B shares.

(21)	National Grid Nominees Limited changed name to NGT Nominees Limited on 14th May 2003.

(22)	EPFA Limited was renamed National Grid Transco UK Limited 0n 23 April 2003. It remained dormant throughout the period.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2004 (continued)

Table 3 of 4. Lattice Group plc and its subsidiaries

Note: Unless otherwise designated, each entity listed in this table is a company organized under the laws of England and Wales.

Name of Company		Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Issuer Book Value ($000’s)	Owner Carrying Value ($000’s)

Lattice Group plc
Grain LNG Limited	Ordinary £1	21,046,489		30,801	38,514
National Grid Properties Limited	Ordinary £1	34,806,296		49,723	63,684
				67,706	67,706
NG Property Developments Limited	Ordinary £1	300,000
Transco Holdings plc	Ordinary £1	147,000,002		5,799,552	645,651
	Non-equity securities			4,411,836	4,411,836
Transco plc	Ordinary £0.0133	3,944,133,593		3,918,057	13,026,712
	Non-equity securities			2,640,622	2,587,320
British Transco International Finance BV (incorporated in the Netherlands)	Ordinary €1,000	505		3,659	19,645
Joint Radio Company Limited	Ordinary “A” £1	1	50	-	-
Lattice Opsco Limited (*)	Ordinary £1	2		-	-
British Transco Finance (No 5) Limited	Ordinary £1	2		221	2
C4Gas SA (incorporated in Belgium)	Ordinary ”B” €210	475	47.5	-	-
British Transco Capital Inc (incorporated in the USA)	Ordinary US$1	20,000		1,120	6,112
British Transco Finance Inc (incorporated in the USA)	Ordinary US$1	20,000		682	1,976
British Transco Finance (No 3) Limited	Ordinary £1	2		1,563	2
Transco Metering Services Ltd	Ordinary £1	1,373,399		21,616	2,513
Transco (Employers) Limited	Ordinary £1	2		-	-
Blackwater 1 Limited	Ordinary £1	1		-	-
Blackwater 2 Limited	Ordinary £1	1		-	-
Blackwater 3 Limited	Ordinary £1	1		-	-
Blackwater 4 Limited	Ordinary £1	1		-	-
Blackwater 5 Limited	Ordinary £1	1		-	-
Blackwater A Limited	Ordinary £1	1		-	-
Blackwater Agency Limited	Ordinary £1	1		-	-
Blackwater B Limited	Ordinary £1	1		-	-
Blackwater C Limited	Ordinary £1	1		-	-
Blackwater D Limited	Ordinary £1	1		-	-
Blackwater E Limited	Ordinary £1	1		-	-
Blackwater SC 1 Limited (incorporated in Scotland)				-	-
Blackwater SC A Limited (incorporated in Scotland)	Ordinary £1	1		-	-
British Transco Finance (No 1) Limited (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-
British Transco Finance (No 2) Limited (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-
Lattice Group Holdings Limited	Ordinary £1	231,321,001		(39,594)	423,317
	Non-equity securities
Lattice Telecommunications Asset Development Company Limited	Ordinary £1	88,900,001		219,174	162,687
Eastlands (Benefits Administration) Limited	Ordinary £1	2		-	-
Beegas Nominees Limited	Ordinary £1	100		-	-
Stargas Nominees Limited	Ordinary £1	100		-	-
Landranch Limited	Ordinary £1	100		-	-
Lattice Energy Services Limited	Ordinary £1	2		(27,238)	-
Lattice Group Services Limited	Ordinary £1	2		-	-
Lattice Group Services (Agency) Limited	Ordianry £1	2		-	-
NGT Insurance Company (Isle of Man) Limited (incorporated in the Isle of Man)	Ordinary £1	2,514,000		285,643	172,862
NGT Insurance Company (Ireland) Limited (incorporated in the Republic of Ireland) (*)	Ordinary £1	435,000		19,948	18,300
NGT Telecom (No 2) Limited	Ordianry £1	2		203
Lattice Telecom Finance (No 1) Limited (incorporated in the Isle of Man)	Ordinary £1	10,000		1,226	18
Lattice Group Trustees Limited	Ordinary £1	2		-	-
Fulcrum Connections Limited	Ordinary £1	10,000,000		(29,007)	15,800
Lattice Group Employee Benefit Trust Limited	Ordinary £1	2		-	-
Transco Telecommunications Asset Development Co Ltd	Ordinary £1	2		-	-
Utility Metering Services Limited (45)	Ordinary £1	1,000		(26,540)	1
Advantica Limited	Ordinary £1	30,101,700		44,756	55,086
Advantica Corporate Ventures Limited	Ordinary £1	2		(20,494)	-
Cogsys Limited	Ordinary “A” £1	695,618	87.7	(1,151)	610
	Ordinary “B” £1	1		-	-
Risx Limited (incorporated in Scotland)	Ordinary £1	10		523	1,693
Risx Environmental Management Ltd (*) (incorporated in Scotland)	Ordinary £1	2		-	-
Stoner Associates Europe Limited	Ordinary £1	2		697	1,283
Lattice Group International Holdings Ltd	Ordinary £1	26,401,700		45,719	48,315
Lattice Group US Holdings Inc	Ordinary US$0.01	100		28,208	27,677
Advantica Inc (incorporated in the USA)	Common stock of US$0.01	1000		(13,189)	-
Stoner Associates Australasia Pty Limited (incorporated in Australia)	Ordinary shares of AUD 1.00	100		-	-
Viavera gmbh (incorporated in Germany)	Ordinary €1	40,000	40	-	-
Secondsite Property Portfolio Limited	Ordinary £1	31,000,200		56,730	56,730
Port Greenwich Limited	Ordinary £1	100		(20,0420	-
Secondsite Land Investments Limited	Ordinary £1	101		80,117	-
Assethall Limited (*)	Ordinary £1	25,000		(23,159)	-
Mainstream Forty Seven Limited (*)	Ordinary £1	1,001		(2,284)	1,830
Secondsite Property Holdings Limited	Ordinary £1	31,000,002		525,076	56,730
Secondsite Property Nominees (No 1) Limited	Ordinary £1	2		-	-
Secondsite Property Nominees (No 2) Limited	Ordinary £1	2		-	-
Secondsite Regeneration Limited (*)	Ordinary £1	100		-	-
Telecom International Holdings Limited	Ordinary £1	8,300,100		(13,513)	-
NGT Telecom (No 1) Limited	Ordinary £1	149,700,002		(109,121)	-
Urband Limited	Ordinary “A” shares £1	4,750,000	50	-	-
Gridcom (UK) Limited	Ordinary £1	260,000,200		22,141	-
Gridcom Limited	Ordinary £1	4,000,000		(13,242)	15,189
RT Masts Limited	Ordinary £1	160,625		10,451	6,954
SST GMbH (incorporated in Germany)				-	-
SST Towers Communications SAS (incorporated in France)				-	-
Sofrer SA (incorporated in France)				-	-
STC International Holdings Limited (*)	Ordinary £1	1,000,000		(33,295)	8,795
Aerial Group Limited (*)	Ordinary “A” £0.01	273,125		(18,963)	-
	Ordinary “B” £0.01	182,084		(12,642)	-
	Ordinary “C” £0.01	98,150		(6,807)	-
	“A” cumulative pref. Shares	9,967,400		21,754	4,665
	“B” pref. Shares	1,100,000		2,401	515
	“C” cumulative pref. Shares	7,722,821		16,856	3,615
AGL Systems International Limited (*)	Ordinary £1	2		(820)	-
Aerial UK Limited (*)	Ordinary £1	100,000		4,829	-
Gridcom Aerial Sites plc	Ordinary £1	100,000		8,025
Ample Design Limited (*)	Ordinary £1	100		734	-
Telink Limited (*)	Ordinary £1	2		-	-
Lattice Intellectual Property Limited	Ordinary £1	2		-	-
Fastnet Caloosahatchee Communications Limited (*) (incorporated in the British Virgin Islands)	Ordinary US$ 1	1		-	-
Gas Research & Technology Centre Limited (*)	Ordinary £1	2		-	-
GRTC Limited (*)	Ordinary £1	2		-	-
Loughborough Park Management Ltd (*)	Ordinary £1	2		-	-

Notes to Item 1, Table 3 of 4

(*)	Dormant

(**)	Entity is not controlled by National Grid Transco and this information is either not known to National Grid Transco or is not reasonably available to National Grid Transco.

(45)	Utility Metering Services. 200 ordinary shares (20%) held by Lattice Telecom Finance (No1) Limited.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2004(1)

Table 4 of 4. National Grid USA and its subsidiaries

Name of Company (and abbreviation used herein)	Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Value Per Books of Issuer and Carrying Value to Owner (000’s)

National Grid USA
Granite State Electric Company (Granite)	60,400		$53,337
Massachusetts Electric Company (Mass Electric)	2,398,111		1,649,008
Nantucket Electric Company (Nantucket)	1		23,858
The Narragansett Electric Company (Narragansett)	1,132,487		945,213
NEES Energy, Inc. (NEES Energy)	1,000		(6,579)
Unsecured Debt	-		5,416
Wayfinder Group, Inc. (Wayfinder)	1,000		(4,512)
Unsecured Debt	-		6,441
New England Hydro-Transmission Electric Company, Inc. (NEHTEC) (2)	1,063,341	53.97	15,195
New England Hydro-Transmission Corporation (NEHTC) (2)	4,967	53.97	9,248
New England Electric Transmission Corporation (NEET)	4		134
New England Energy Incorporated (NEEI)*	2,500		0
Unsecured debt	-		0
National Grid USA Service Company, Inc.	3		14,271
New England Power Company (NEP)	3,619,896	99.64	1,013,778
National Grid Communications Holdings, Inc. (3)	100		202,973
Metrowest Realty LLC (Metrowest)			5,893
Unsecured debt			3,572
EUA Energy Investment Corporation	100		19,333
National Grid Transmission Services Corp.	1,000		(210)
Unsecured debt			225
Niagara Mohawk Holdings, Inc.	160,239,818		3,317,858
GridAmerica Holdings Inc.	1,000		2,306
GridAmerica LLC (4)	-		1,131
			$7,277,889
			==========
Niagara Mohawk Holdings, Inc.
Niagara Mohawk Power Corporation	187,364,863		3,340,447
NM Uranium, Inc.*	2,000		0
NM Receivables Corp. II	2,000		0
NM Receivables LLC (5)	-	99.99	0
NM Properties, Inc.	3,075		8,314
Arbuckle Acres, Inc.	10		0
Salmon Shores, Inc.	100		0
Salmon Shores Partnership* (6)		50.00	0
Riverview, Inc.	314		408
Riverview Galusha LLC (7)		50.00	226
Landwest, Inc.	303		171
Hudson Pointe, Inc.*	100		0
Upper Hudson Development Inc.	943		792
OPropCo., Inc.	1,286		352
Moreau Park, Inc.	215		691
Land Management & Development, Inc.	971		5,668
Minoa Farms Development Company LLC (8)		50.00	286
Salmon Hills Cross Country Ski Resort LLC (9)		15.00	0
Salmon Shores Partnership* (6)		50.00	0
Second Street Associates, LLC (10)		50.00	113
UMICO Holdings, Inc.	68,579	34.29	1,128

Opinac North America, Inc.	1,000		13,798
Telergy, Inc. (11)	n/a	n/a	-
eVionyx, Inc. (12)	18,000,000	16.00
Niagara Mohawk Energy, Inc.	347		-
Telergy Central LLC (11)	n/a	n/a
Direct Global Power	32,533	26.00	-
Opinac Energy Corporation	12,800,001		0
National Grid Communications Holdings, Inc.
Atlantic Western Consulting, Inc. (13)	1,000		2,157
National Grid Communications, Inc.	1,000		(1,178)
Unsecured debt			2,400
NEES Communications, Inc.	1,000		105,734
Unsecured debt			93,860
NEES Telecommunications Corp*
New England Hydro Finance Company (NEHFC) (14)	1,000	57.24	5
NEES Energy, Inc.
AEMC, L.L.C.			0

NEP
Connecticut Yankee Atomic Power Company	68,250	19.50	8,528
Maine Yankee Atomic Power Company	62,208	24.00	9,506
Vermont Yankee Nuclear Power Corporation (15)	0	0	0
Yankee Atomic Electric Company	2,646	34.50	280
New England Hydro-Transmission Electric Company Inc. (NEHTEC) (2)	64,752	3.27	502
New England Hydro-Transmission Corporation (NEHTC) (2)	303	3.27	154

EUA Energy Investment Corporation
Eastern Unicord Corp.*
Separation Technology Inc. (16)			0
EUA Bioten Inc.	100		0

New England Wholesale Electric Company* (17)
Wayfinder
Nexus Energy Software, Inc. (18)		9.90	2,150
NEWHC, Inc. *	1,000

Notes to Item 1, Table 4 of 4
`
*	Entities designated with an asterisk (*) are inactive.

(1)
System companies lend to or borrow from other system companies through the National Grid USA Money Pool. A schedule showing investments in the Money Pool during the year ended March 31, 2004 is filed as part of National Grid Transco’s Certificate of Notification (Rule 24) filed June 29, 2004 (file nos. 70-8901 and 70-9089).

(2)	New England Power Company’s shares obtained through merger with EUA’s Montaup Electric Company on May 1, 2000 listed separately.

(3)
National Grid Communications Holdings, Inc. was incorporated as a business corporation in Massachusetts on November 7, 2003. It is an exempt telecommunications company and serves as the holding company for Atlantic Western Consulting, Inc., National Grid Communications, Inc., and NEES Communications, Inc.

(4)	GridAmerica LLC is a Delaware limited liability company.

(5)	NM Receivables LLC is in the process of being dissolved.

(6)	Salmon Shores Partnership is a partnership jointly owned by NM Properties, Inc. (50%) and Land Management & Development, Inc. (50%). Its assets were sold during the fiscal year ended March 31, 2003.

(7)	Riverview Galusha LLC is a New York limited liability company.

(8)	Minoa Farms Development Company, LLC is a New York limited liability company.

(9)	Salmon Hills Cross Country Ski Resort LLC is a New York limited liability company.

(10)	Second Street Associates, LLC is a New York limited liability company.

(11)	Telergy, Inc. and Telergy Central LLC was liquidated in bankruptcy during the year.

(12)
eVionyx, Inc., an exempt telecommunications company under Section 34 of the Act, is a research and development company that has developed and intends to commercialize new fuel cell and battery technology.

(13)
Atlantic Western Consulting, Inc. was acquired by National Grid Communications, Inc. on July 21, 2003. On January 30, 2004, Atlantic Western Consulting, Inc. merged with and into National Grid US 5 Inc., a Massachusetts corporation, with National Grid US 5 Inc. being the surviving corporation. On January 30, 2004, after the merger, National Grid US 5 Inc. changed its name to Atlantic Western Consulting, Inc. (AWC). AWC provides services to wireless telecommunications providers.

(14)	NEHFC has two shareholders, NEHTEC and NEHTC, which each has a 50% interest. The tabulation shown above reflects National Grid USA’s and New England Power Company’s indirect ownership in NEHFC.

(15)	On November 7, 2003, NEP redeemed its minority interest in Vermont Yankee Nuclear Power Corporation.

(16)
EUA Energy Investment Corporation owns 1,052,630 common shares of Separation Technology, Inc., of which 455,000 are voting shares representing a 9% ownership interest. NGUSA owns 6% convertible stock representing a 5% ownership interest. Separation Technology’s purpose is to produce concrete from fly-ash waste from coal-fired generating units.

(17)	Incorporated in 1972; never capitalized.

(18)
Wayfinder has a 43% ownership interest (but only a 9.9% voting interest) in Nexus Energy Software, Inc., resulting from 1,000,000 shares of Series A Preferred Stock and 300,000 shares of Series B Preferred Stock.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

		Number of Shares or Principal Amount
Name of Issuer	Name of Company Acquiring, Redeeming or Retiring Securities (Issuer unless otherwise noted)	Acquired	Redeemed or Retired (A)	Consideration	Commission Authorization (Release No. or Other)

NEHFC
Unsecured Notes			$10,440,000	$10,440,000	25304 & (B)

NEES ENERGY
Sub. Promissory Note	NG USA	$650,000		$650,000	26520 & 26633
Sub. Promissory Note			$125,000	$125,000	26520 & 26633

NEET
Common Stock			6 shares	$408,374	24162
Secured Note			$898,000	$898,000	24162

NARRAGANSETT ELECTRIC
Bonds			$20,000,000	$20,352,500	(B)
Preferred Stock			38,500 shares	$1,991,990	(B)

MASSACHUSETTS ELECTRIC
Bonds			$46,000,000	$47,123,800	(B)
Preferred Stock			54,000 shares	$5,589,000	(B)

WAYFINDER
Sub. Promissory Note	NG USA	$175,000		$175,000	(C)
Sub. Promissory Note			$975,000	$975,000	(C)

NEES COMMUNICATIONS, INC.
Sub. Promissory Note	NG USA	$7,325,000		$7,325,000	(D)
Sub. Promissory Note			$15,675,000	$15,675,000	(D)

NANTUCKET
Bonds			$1,520,000	$1,520,000	(B)

METROWEST
Sub. Promissory Note	NG USA	$350,000		$350,000	(E)
Sub. Promissory Note			$1,550,000	$1,550,000	(E)

NIAGARA MOHAWK POWER CORP	.
Bonds		$575,065,000		$575,065,000	(B)
Bonds			$1,840,236,000	$1,868,808,945	(B)
Sub. Promissory Note	NG USA	$700,000,000	$1,200,000,000	$1,224,365,827	(B)
Sub. Promissory Note	Niagara Mohawk Holdings	$1,200,000,000		$1,224,365,827	(B)
Preferred Stock		610,000 shares	$32,793,600	$32,793,600	(B)

GRID COMMUNICATIONS, INC.
Sub. Promissory Note	NG USA	$3,475,000		$3,475,000	(D)
Sub. Promissory Note			$1,700,000	$1,700,000	(D)

GRIDAMERICA HOLDINGS
Common Stock	NG USA	$200,000		$200,000	(F)

(A) Securities were extinguished.
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D) An Exempt Telecommunications Company pursuant to Section 34 of the Act.
(E) SEC Release No. 24847 and Rule 45(b)(3).
(F) Rule 58

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

Name of Owner	Name of Issuer	Security Owned	Number of Shares or Principal Amount Owned	Percent Voting Power	General Nature of Issuer's Business	Carrying Value to Owner (in thous.)
National Grid USA	UNITIL Corporation	Capital Stock no par value	34,400 shs.	0.6	Public Utility	$303

Four Subsidiaries (A)	Three business development corporations	Stocks				$109

(A) Mass. Electric, Narragansett, NEP, and Niagara Mohawk Power Corp.

ITEM 6. OFFICERS AND DIRECTORS
Part I. Names and Addresses - Table 1 of 4

NOTE: Unless otherwise indicated, each person listed in this table has the principal business address of 1-3 Strand, London, England.

	NG Transco plc	NG (US) Holdings Limited	NG (US) Investments 4	NG (US) Partner I Ltd.	NG (US) Partner 2 Ltd.	National Grid Holdings Inc.

Edward M. Astle	D

Andrew B. Chapman		D	D	D	D

John G. Cochrane						D T
25 Research Dr., Westborough, MA

Malcolm C. Cooper		D	D	D	D

David C. Forward		S	S	S	S

John A. M. Grant	D

Kenneth G. Harvey	D

Steven Holliday	D

Michael E. Jesanis						D VP
25 Research Dr., Westborough, MA

Paul L. Joskow	D

Stephen Lucas	D	D	D	D	D	P

Helen M. Mahy	S

	NG Transco plc	NG (US) Holdings Limited	NG (US) Investments 4	NG (US) Partner I Ltd.	NG (US) Partner 2 Ltd.	National Grid Holdings, Inc.

Stephen F. Noonan		D	D	D	D

Sir John Parker	ChB D

Stephen Pettit	D

Richard F. Pettifer		D	D	D	D

Lawrence J. Reilly						D VP S
25 Research Dr., Westborough, MA

Maria Richter	D

George W. Rose	D

James H. Ross	D

Richard P. Sergel	D
25 Research Dr., Westborough, MA

Roger Urwin	D	D	D	D	D

Nick P Winser	D

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 2 of 4

NOTE: Unless otherwise indicated, each person listed in this table has the principal business address of 1-3 Strand, London, England.

	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Ltd And National Grid Seventeen Ltd And National Grid Eighteen Limited	NG Malta One Ltd	NG Malta Two Ltd

Edward M. Astle	D

John Borg 90 Strait Street, Valetta, Malta							D

Andrew B. Chapman			D		D	D	D	D

John G Cochrane 25 Research Dr., Westborough, MA					D		D	D

Malcolm C. Cooper		D	D	D		D

Michael Delaney 25/28 North Wall Quay Dublin 1 Ireland							D	D

Jan F Van der Drift Blaak 16, 3011 T A Rotterdam Netherlands				D

Mark A D Flawn		D

David C. Forward		S	S			S

	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NG Malta One Ltd	NG Malta Two Ltd

John A. M. Grant	D

Kenneth G. Harvey	D

Maria Richter	D

Steven Holliday	D

Paul L. Joskow	D

Andrew G H Kluth		D

Stephen Lucas			D

Helen M. Mahy	S

Aengus Murphy 25/28 North Wall Quay Dublin 1 Ireland							D	D

George Nicolai Blaak 16, 3011 T A Rotterdam Netherlands				D

Dick Niezing Blaak 16, 3011 T A Rotterdam Netherlands				D

	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NG Malta One Ltd	NG Malta Two Ltd

Stephen F Noonan			D			D

Sir John Parker	ChB D

Stephen Pettit	D

Richard F. Pettifer		D	D		D	D	D	D

Laurence A Richardson				D

George W. Rose	D

James H. Ross	D

Richard P. Sergel 25 Research Dr., Westborough, MA	D

Roger Urwin	D		D

Dr Joseph J Vella 90 Strait Street, Valetta, Malta					D		D	D

Joseph Zammitt - Tabona 90 Strait Street, Valetta, Malta					D			D

	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NG Malta One Ltd	NG Malta Two Ltd

Andrew Muscat and Simon Schembri (joint secretaries) 90 Strait Street, Valetta, Malta					S			S

Line Secretaries 57/63 Line Wall Road Gibraltar							S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 3 of 4

NOTE: Unless otherwise indicated, each person listed in this table has the principal business address of 25 Research Drive, Westborough, Massachusetts.

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Joseph T. Ash, Jr. 1304 Buckley Rd N. Syracuse, NY															VP

Edward M. Astle 1-3 Strand, London, WC2N 5EH

Martine M.N. Band 1 First Canadian Pl, Toronto, Canada

Richard N. Boisvert Cornell University, Ithaca, NY

James D. Bouford 55 Bearfoot Rd, Northborough, MA									VP

Stephen Burnage									VP

Edward A. Capomacchio		Co	Co	Co			Co	Co	VP, Co	Co	Co	Co			Co			Co

John G. Cochrane	T, Sr-VP, D	D	D	D	D, T	D, T, P	D	VP, D	D, VP, T	D	D	P, D	D, P, T	D, P, T		T, VP, D	D, T	T

Susan M. Crossett 300 Erie Blvd West, Syracuse, NY															VP

Edward J. Dienst 55 Bearfoot Rd, Northborough, MA		SrVP	SrVP	SrVP

William F. Dowd									VP

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Ralph E. Dudley 55 Bearfoot Rd, Northborough, MA									VP

William F. Edwards 300 Erie Blvd West, Syracuse, NY	Sr-VP														P, D

Dennis W. Elsenbeck 525 Washington St., Buffalo, NY															VP

William J. Flaherty 636 Quaker Road, Glens Fall, NY															VP

Peter G. Flynn					VP

Richard L. Francazio 55 Bearfoot Rd, Northborough, MA		VP	VP	VP					VP

David Fredericks 2 Fairgrounds Rd., Nantucket, MA

Tim Gallagher 127 Public Sq, Cleveland, OH																		VP

Carlos A. Gavilondo 55 Bearfoot Rd, Northborough, MA		VP	VP	VP

David Gendall Medford Street, Malden, MA			VP

Michael J. Hager 55 Bearfoot Rd, Northborough, MA								VP	VP

Paul J. Halas									VP								Sr-VP	P

Gregory A. Hale		S	C	S		C		C									S	S
	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Stephen T. Hall 100 E. Ashland St, Brockton, MA			VP

Barbara A. Hassan 55 Bearfoot Rd, Northborough, MA		Sr-VP	Sr-VP	Sr-VP

David C. Hatch 300 Erie Blvd West, Syracuse, NY

Charles F. Henderson									VP

Jeannie D. Herbert									VP

Marilyn Higgins 300 Erie Blvd West, Syracuse, NY															VP

James B. Howe 300 Erie Blvd West, Syracuse, NY									VP

Michael R. Hynes 21 British Amer. Rd, Latham, NY															VP

Michael E. Jesanis	P, D	D	D	D				D, VP	D, P						D	D, P

Philip Johnson 127 Public Sq, Cleveland, OH																		VP

Michael J. Kelleher 300 Erie Blvd West, Syracuse, NY									Sr VP

Joseph Krisiak 548 Haydenville Rd, Northampton MA			VP

Joseph W. Kwasnik									VP

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Cheryl A. LaFleur 55 Bearfoot Rd, Northborough, MA	Sr-VP	P, D	P, D	P, D

Shannon M. Larson									VP

Peter H. Lebro 300 Erie Blvd West, Syracuse, NY															VP

Scott D. Leuthauser 300 Erie Blvd West, Syracuse, NY															VP

Stephen Lewis	VP						P, D	P, D	VP	P, D	P, D				VP

Annemarie Loftus			VP

Steve Lucas 1-3 Strand, London, WC2N 5EH	D

Marc F. Mahoney							VP	VP	VP	VP	VP				VP

Frederick L. Mason III 280 Melrose Street, Providence, RI				VP

Robert H. McLaren 55 Bearfoot Rd., Northborough, MA		Sr-VP	Sr-VP	Sr-VP

James P. Meehan													C	C

Kevin P. Menard 280 Melrose St, Providence, RI				VP

Rita A. Moran 939 Southbridge St, Worcester, MA			VP

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Charles H. Moser 55 Bearfoot Rd., Northborough, MA									VP

Clement E. Nadeau 300 Erie Blvd West, Syracuse, NY															Sr-VP, D

Joseph P. Newman			VP

Kwong O. Nuey, Jr.									VP						VP, D

Celia B. O'Brien

Lydia M. Pastuszek									Sr-VP

Anthony C. Pini 300 Erie Blvd West, Syracuse, NY															Sr-VP, D

Neil Proudman 300 Erie Blvd West, Syracuse, NY															VP

Kirk L. Ramsauer					C		S		S, C	S	C	C

Patrick J. Reap 300 Erie Blvd West, Syracuse, NY

Lawrence J. Reilly	D, Sr-VP, S	D	D	D	D	D	D	D, VP	D VP	D	D	D	D	D		D, VP	D

Kapua A. Rice 300 Erie Blvd West, Syracuse, NY															S	S

William R. Richer 300 Erie Blvd West, Syracuse, NY

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

James S. Robinson							T	T, VP	VP	T	T	T			VP			VP

Kenneth L. Robinson 469 Savage Farm Dr., Ithaca, NY

Sharon Rodriguez 55 Bearfoot Rd, Northborough, MA		VP	VP	VP

Thomas E. Rogers									VP

Christopher E. Root 55 Bearfoot Rd., Northborough, MA						VP			Sr-VP

Masheed H. Rosenqvist							VP	VP		VP	VP	VP					Sr VP	Sr VP

Michael F. Ryan 280 Melrose St., Providence, RI				E-VP

Nancy H. Sala									VP

Michael W. Schlegel 300 Erie Blvd West, Syracuse, NY

Herbert Schrayshuen 300 Erie Blvd West, Syracuse, NY								VP	VP						VP

Jeffrey A. Scott	Sr VP, D						D	D		D	D						P, D

Melissa J. Sellars 1-3 Strand, London, WC2N 5EH

Richard P. Sergel	Ch, D	D	D	D	Ch, P, D	D	D	D	D	D	D	D	D	D			D

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Judith Sheppard-Dunn 300 Erie Blvd West, Syracuse, NY															VP

Robert D. Sheridan 55 Bearfoot Rd, Northborough, MA		VP	VP	VP

Rodney Smith

William T. Sherry 9 Lowell Rd., Salem, NH		E-VP	VP

Steven W. Tasker 300 Erie Blvd West, Syracuse, NY															Sr-VP, T

Kenneth Tompkins Campion Road, Utica, NY															VP

Roger Urwin 1-3 Strand, London, WC2N, 5EH	D

David J. Walsh 300 Erie Blvd West, Syracuse, NY															VP

Douglas C. Wiest

Nick Winser 1-3 Strand, London, WC2N, 5EH	D																D

Jennifer K. Zschokke 55 Bearfoot Rd., Northborough, MA		VP, T	VP, T	VP, T

Peter T. Zschokke									VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 4 of 4

NOTE: Unless otherwise indicated, each person listed in this table has the principal business address of 25 Research Drive, Westborough, Massachusetts.

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

Joseph T. Ash, Jr. 1304 Buckley Rd., N. Syracuse, NY

Edward M. Astle 1-3 Strand, London, WC2N 5EH				D										Ch, D	Ch, D	Ch, D

Martine M.N. Band 1 First Canadian Pl, Toronto, Canada	D

Richard N. Boisvert Cornell University, Ithaca, NY								D

James D. Bouford 55 Bearfoot Rd, Northborough, MA

Stephen Burnage

Edward A. Capomacchio			Co

John G. Cochrane	P	D	D	T, D	D, P, T	T	P, D, T	D, P, T	T	P, D	D	P, D	P, D, T	T, D	T, D	T, D

Susan M. Crossett 300 Erie Blvd West, Syracuse, NY

Edward J. Dienst 55 Bearfoot Rd, Northborough, MA			Sr-VP

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

William F. Dowd

Ralph E. Dudley 55 Bearfoot Rd, Northborough, MA

William F. Edwards 300 Erie Blvd West, Syracuse, NY		D

Dennis W. Elsenbeck 525 Washington St, Buffalo, NY

William J. Flaherty 636 Quaker Road, Glens Fall, NY

Peter G. Flynn

Richard L. Francazio 55 Bearfoot Rd, Northborough, MA			VP

David Fredericks 2 Fairgrounds Rd., Nantucket, MA			VP

Tim Gallagher 127 Public Sq, Cleveland, OH

Carlos A. Gavilondo 55 Bearfoot Rd, Northborough, MA			VP

David Gendall Medford Street, Malden, MA

Michael J. Hager 55 Bearfoot Rd, Northborough, MA

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

Paul J. Halas						VP

Gregory A. Hale			S, C	C	C									C	C	C

Stephen T. Hall 100 E. Ashland Street, Brockton, MA

Barbara A. Hassan 55 Bearfoot Rd, Northborough, MA			Sr-VP

David C. Hatch 300 Erie Blvd West, Syracuse, NY		VP, COO

Charles F. Henderson

Jeannie D. Herbert

Marilyn Higgins 300 Erie Blvd West, Syracuse, NY

James B. Howe 300 Erie Blvd West, Syracuse, NY

Michael R. Hynes 21 British Amer. Rd, Latham, NY

Michael E. Jesanis			D								D	D	D

Philip Johnson 127 Public Sq, Cleveland, OH

Michael J. Kelleher 300 Erie Blvd West, Syracuse, NY		D

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

Joseph Krisiak 548 Haydenville Rd, Northampton, MA

Joseph M. Kwasnik

Cheryl A. LaFleur 55 Bearfoot Rd, Northborough, MA			P, D

Shannon M. Larson		P							P

Peter H. Lebro 300 Erie Blvd West, Syracuse, NY

Scott D. Leuthauser 300 Erie Blvd West, Syracuse, NY

Stephen Lewis											P, D

Annemarie Loftus

Stephen Lucas 1-3 Strand, London WC2N 5EH

Marc F. Mahoney											VP

Frederick L. Mason III 280 Melrose Street, Providence, RI

Robert H. McLaren 55 Bearfoot Rd., Northborough, MA			Sr-VP

James P. Meehan							C				C

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

Kevin P. Menard 280 Melrose St, Providence, RI

Rita A. Moran 939 Southbridge St, Worcester, MA

Charles H. Moser 55 Bearfoot Rd., Northborough, MA

Clement E. Nadeau 300 Erie Blvd West, Syracuse, NY

Joseph P. Newman

Kwong O. Nuey, Jr.

Celia B. O'Brien									S

Lydia M. Pastuszek

Anthony C. Pini 300 Erie Blvd West, Syracuse, NY

Neil Proudman 300 Erie Blvd West, Syracuse, NY

Kirk L. Ramsauer						S

Patrick J. Reap 300 Erie Blvd West, Syracuse, NY		VP

Lawrence J. Reilly		D	D		D		D	D		D	D	D, S	D, S

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

Kapua A. Rice 300 Erie Blvd West, Syracuse, NY		S						S		S

William R. Richer 300 Erie Blvd West, Syracuse, NY												T

James S. Robinson											T

Kenneth L. Robinson 469 Savage Farm Dr., Ithaca, NY								D

Sharon Rodriguez 55 Bearfoot Rd, Northborough, MA			VP

Thomas E. Rogers

Christopher E. Root 55 Bearfoot Rd., Northborough, MA

Masheed H. Rosenqvist

Michael F. Ryan 280 Melrose St., Providence, RI

Nancy H. Sala

Michael W. Schlegel 300 Erie Blvd West, Syracuse, NY		T						D

Herbert Schrayshuen 300 Erie Blvd West, Syracuse, NY											VP

Jeffrey A. Scott

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

Melissa J. Sellars 1-3 Strand, London, WC2N 5EH				D										D	D	D

Richard P. Sergel			D	D	D	P	D				D	D	D	D	D	D

Judith Sheppard-Dunn 300 Erie Blvd West, Syracuse, NY

Robert D. Sheridan 55 Bearfoot Rd, Northborough, MA			VP

William T. Sherry 9 Lowell Rd., Salem, NH

Rodney Smith				VP										VP	VP	VP

Steven W. Tasker 300 Erie Blvd West, Syracuse, NY										D, VP, T

Kenneth Tompkins Campion Rd., Utica, NY

Roger Urwin 1-3 Strand, London, WC2N 5EH

David J. Walsh 300 Eris Blvd West, Syracuse, NY

Douglas C. Wiest				P, D										P, D	P, D	P, D

Nick Winser 1-3 Strand, London WC2N 5EH

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.	National Grid Comm Holdings	Atlantic Western

Jennifer K. Zschokke 55 Bearfoot Rd., Northborough, MA			VP, T

Peter T. Zschokke

Key:

C	Clerk
Ch	Chairman
ChB	Chairman of the Board
Co	Controller
COO	Chief Operating Officer
D	Director
E-VP	Executive Vice President
P	President
S	Secretary
Sr-VP	Senior Vice President
T	Treasurer
VCh	Vice Chairman
VP	Vice President

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part II. Financial Connections

Name of officer or director	Name and location of financial institution	Position held in financial institution	Applicable exemption rule

Richard P. Sergel	State Street Corporation Boston, MA	Director	Rule 70(a), Rule 70(e)

Part III. Compensation
NATIONAL GRID TRANSCO PLC

The following information is reproduced from National Grid’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.

DIRECTORS’ REMUNERATION REPORT

Remuneration Committee

Role of the Remuneration Committee and its Terms of Reference
The Remuneration Committee is responsible for developing Group policy on executive remuneration, and for determining the remuneration of Executive Directors and the executives below Board level who report directly to the Group Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group’s share and share option plans. The Committee operates within terms of reference agreed by the Board, which are available on the Group’s website or on request from the Group.

The Board has accepted all the recommendations made by the Committee during the year.

Composition of the Remuneration Committee
The Remuneration Committee is made up entirely of independent Non-executive Directors. The members of the Committee have been as follows:
•	John Grant (Committee Chairman);
•	Ken Harvey;
•	Bonnie Hill (until 21 July 2003);
•	Stephen Pettit (from 18 November 2003); and
•	George Rose.

The Group Chairman, Deputy Chairman, Group Chief Executive and Group Human Resources Director (Pat Fulker) are invited to attend meetings to provide advice on remuneration policies and practices. No Director participates in any discussion on his or her own remuneration.

The Committee appointed Ernst & Young LLP in February 2003 as independent remuneration advisors to the Committee. During the year, the Group appointed Linklaters, with the agreement of the Committee, to provide advice to the Committee on Directors’ service contracts.

In the year to 31 March 2004, these advisors provided other services to the Group in the UK as follows:
•	Ernst & Young LLP: technical accounting advice and corporate finance services; and
•	Linklaters: general legal advice.

Remuneration policy
The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental performance. It is intended that remuneration policies and practices should conform to best practice standards in the markets in which the Group operates. The policies that applied in 2003/04 will also apply in 2004/05 and are currently intended to be applied in subsequent years. Remuneration policy is framed around the following key principles:

•	total rewards should be set at levels that are competitive in the relevant market;
•
a significant proportion of the Executive Directors’ total rewards will be performance-based. These will be earned through the achievement of demanding targets for short-term business performance and long-term shareholder value creation, consistent with the Group’s Framework for Responsible Business (available on the website);

•	for higher levels of performance, rewards should be substantial but not excessive; and
•	incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and not expose shareholders to unreasonable risk.

Executive Directors’ remuneration Remuneration packages for Executive Directors consist of the following elements:
•	salary;
•	annual bonus and Share Matching Plan;
•	Performance Share Plan;
•	all-employee share plans;
•	pension contributions; and
•	non-cash benefits.
Excluding pensions and non-cash benefits, the remuneration package is structured such that for Executive Directors achieving ‘target performance’, performance-related remuneration represents an average of 51% of the total package, while at ‘stretch performance’, these elements represent approximately 69% of the total.

The policies relating to each element of remuneration are summarised below.

Salary
Salaries are reviewed annually and targeted at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Group’s operating activities, along with the size, complexity and international scope of the business. For UK-based Executive Directors a UK market is used, while for US-based Executive Directors a US market is used. In setting individual salary levels the Committee takes into account business performance, the individual’s experience in the role and the employment and salary practices prevailing for other employees in the Group.

Annual bonus and Share Matching Plan
Annual bonuses are based on achievement of a combination of demanding Group, individual and, where applicable, divisional targets. The principal measures of Group performance are based on earnings per share (EPS) and cash flow; the main divisional measures are based on divisional operating profit and divisional cash flow. Individual targets are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee reviews performance against targets at the end of the year and may use its discretion to adjust measures and payments in view of operating circumstances during the year. For the financial year 2004/05, the target and maximum bonus levels for UK-based Executive Directors are 50% and 75% of salary respectively.

US-based Executive Directors have lower target and maximum bonus levels of 41.7% and 62.5% respectively. US-based Executive Directors also participate in the USA Goals Program, an all-employee bonus plan that can pay up to 4.5% of salary on the achievement of certain earnings and performance targets. In line with US market practice, US-based Executive Directors’ cash bonuses are pensionable.

A predetermined part of each Director’s bonus entitlement is automatically deferred (net of tax) into National Grid Transco shares, and a matching award may be made under the Share Matching Plan. Currently, UK-based Executive Directors are required to defer one third of any cash bonus into shares. At the end of three years, provided the Director is still employed by the Group, additional matching shares equal in value at the date of deferral to the pre-tax value of the amount of bonus deferred are released to the individual. US-based Executive Directors do not participate in this plan. However, each year an award, calculated as a proportion (currently 60%) of their annual bonus, is paid in National Grid Transco shares or American Depositary Shares (ADSs) and is subject to a minimum three-year holding period. Alternatively, recipients may defer the 60% award as a monetary amount into a deferred compensation plan available after retirement. The value within this plan tracks the value of the Group’s ADSs. The total target and maximum values of the annual bonus plan, including deferral and share matching, are therefore 67% and 100% of salary respectively for all Executive Directors. The participant also receives a cash payment equal to the dividends that have been paid on the matching shares over the three-year holding period.

The Remuneration Committee believes that operation of the Share Matching Plan as part of the annual bonus plan allows National Grid Transco to maintain competitiveness in annual bonus levels, while ensuring that Executive Directors hold a significant proportion of their remuneration in shares. Requiring Executive Directors to invest in the Group increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. The bonus deferral and share match also acts as a retention tool and ensures that Executive Directors share a significant level of personal risk with the Group’s shareholders.

Long-term incentives
The long-term incentive plans currently approved by shareholders, in addition to the Share Matching Plan described above, are the National Grid Transco Performance Share Plan (PSP) and the National Grid Executive Share Option Plan (ESOP). National Grid Transco has made a commitment to shareholders to make grants under no more than two discretionary share incentive plans to any one Director in any year. For the year to 31 March 2005, the Remuneration Committee has decided to make grants under the PSP and the Share Matching Plan, as in the previous year.

Under the PSP, Executive Directors and approximately 350 other senior employees who have significant influence over the Group’s ability to meet its strategic objectives receive notional allocations of shares worth up to a maximum of 125% of salary. Shares vest after three years, subject to the satisfaction of the relevant performance criterion, which is set by the Committee at the date of grant. Shares must then be held for a further year, after which they are released, subject to the Executive’s continuing employment with the Group or at the Committee’s discretion.

The performance criterion for grants in the year to 31 March 2005 is based on the Group’s Total Shareholder Return (TSR) performance over a three-year period, relative to the TSR performances of the following group of comparator companies:

Ameren Corporation
AWG plc
Centrica plc
Consolidated Edison, Inc.
Dominion Resources, Inc.
E.ON AG
Electrabel SA
Endesa SA
Enel SpA
Exelon Corporation
FirstEnergy Corporation
FPL Group, Inc.
Gas Natural SDG SA
Iberdrola SA
International Power plc
Kelda Group plc
Pennon Group plc
RWE AG
Scottish Power plc
Scottish & Southern Energy plc
Severn Trent plc
The Southern Company, Inc.
Suez SA
United Utilities plc
Viridian Group plc

This comparator group, which is unchanged from the year to 31 March 2004, has been selected to include companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other UK and international utilities. The Committee believes that this comparator group represents a relevant target for the long-term performance of the Group. The Committee may amend the list of comparator companies if circumstances make this necessary (eg as a result of takeovers or mergers of comparator companies). Under the terms of the PSP, the Committee may allow shares to vest early to departing executives to the extent that the performance condition has been met and pro-rating the number of shares that vest to reflect the proportion of the performance period that has elapsed at the executive’s date of departure.

TSR has been chosen as the performance criterion as it provides a direct measure of shareholder value creation. In calculating TSR, it is assumed that all dividends are reinvested. In assessing whether this performance condition has been met, data purchased from Alithos Limited is used. No shares will be released if the Group’s TSR over the three-year performance period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released. 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile against the comparator group, the number of shares released is calculated on a straight-line basis. No retesting of performance is permitted for any shares that do not vest after the initial three-year performance period and any such shares will lapse. The Committee believes that these criteria represent stretching performance targets for the release of shares.

There are no plans to make grants under the ESOP in 2004/05, unless required for recruitment purposes.

All-employee share plans
•
Sharesave: Executive Directors resident in the UK are eligible to participate in UK Inland Revenue approved all-employee Sharesave schemes (subject to eligibility based on service). Under these schemes, participants may contribute between £5 and £250 in total each month for a fixed period of three years, five years or both. Contributions are taken from net salary, and at the end of the savings period these contributions can be used to buy ordinary shares in National Grid Transco at a discounted price, set when contributions began, with the discount capped at 20% of the market price at that time.

•
US Incentive Thrift Plan: Employees resident in the US, including Executive Directors, are eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA companies. It is a defined contribution pension plan that gives participants the opportunity to invest a maximum of 50% of salary (pre-tax) and/or up to 15% of salary (post-tax) up to applicable Federal salary limits ($205,000 in the year in question). The company then matches 100% of the first 2% and 75% of the next 4% of salary contributed, resulting in a maximum matching contribution of 5% of salary up to the Federal salary cap. The employee may invest both the employee and company contributions in Group shares or various mutual fund options.

•
Share Incentive Plan (SIP): The Group implemented a UK Inland Revenue approved SIP during the year to 31 March 2004. Employees resident in the UK, including Executive Directors, are eligible to participate in the SIP (subject to eligibility based on service). Under the SIP, contributions of up to £125 are taken from participants’ gross salary and used to buy ordinary shares in National Grid Transco each month. The shares are placed in trust and if they are left in trust for at least five years they can be removed free of UK Income Tax and National Insurance contributions.

Pensions
Following the Merger, legacy pension arrangements have remained in place for Executive Directors. Pension policy for UK-based Executive Directors is being reviewed following the recently announced UK Government reform of pensions.

UK-based Executive Directors who previously were directors or employees of National Grid are members of the National Grid Company Group of the Electricity Supply Pension Scheme, which is a tax-approved pension scheme. Only base salary is pensionable. The provisions for participating Executive Directors are designed to give a pension at normal retirement age (60) of two thirds of final salary subject to completion of 20 years’ service (although participating Executive Directors may retire early from age 55 with a reduction in pension). A spouse’s pension is payable on the death in service of a participating Executive Director equal to two thirds of that payable to the participating Executive Director based on potential service to normal retirement age. On death in retirement, a spouse’s pension is payable equal to two thirds of the participating Executive Director’s pension on death. Pensions in payment are increased by price inflation up to a maximum of 5% per annum. For participating Executive Directors affected by the ‘earnings cap’, a restriction on the amount of pay which can be used to calculate pensions due from a tax-approved pension scheme, the Company provides benefits on salary above the cap on a partially-funded basis.

US-based former National Grid Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the supplemental plan is indirectly funded through a ‘rabbi trust’. Participating Executive Directors’ benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards but not share options. Normal retirement age is 65. The executive supplemental plan, however, provides unreduced pension benefits from age 55. The plans also provide for a spouse’s pension of at least 50% of that accrued by the participating Executive Director. Benefits under these arrangements do not increase once in payment.

UK-based Executive Directors who previously were directors or employees of Lattice Group plc participate in the defined benefit section of the Lattice Group Pension Scheme, which is a tax-approved pension scheme. Only base salary is pensionable. The participating Executive Director (Steve Lucas) is subject to the earnings cap. He also participates in the Lattice Group Supplementary Benefits Scheme, an unfunded unapproved arrangement that increases retirement benefits to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme, had he not been subject to the earnings cap. The provisions are designed to give two thirds of final salary (which may be restricted by remuneration averaged over three years) at normal retirement age (65), inclusive of any pension rights earned in previous employment. With the employer’s consent, provided 10 years’ service has been completed with National Grid Transco (which includes pensionable service transferred from previous employment), the accrued pension can be paid from age 55 with no actuarial reduction in benefit. A dependant’s pension is payable on death in service of a participating Executive Director based on potential service to normal retirement age. On death in retirement, a dependant’s pension is payable equal to two thirds of the participating Executive Director’s pension, prior to exchanging any of it for a cash lump sum. Pensions in payment are increased in line with price inflation.

Provision has been made in the accounts in respect of unfunded obligations for post-retirement benefits.

Non-cash benefits
The Group provides competitive benefits to Executive Directors, such as a fully expensed car or cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. UK-based Executive Directors with less than five years continuous service, who were previously directors of National Grid, are provided with long-term ill health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no material benefit to the Director.

Share ownership guidelines
Executive Directors are encouraged to build up and retain a shareholding of at least 100% of annual salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.

Share dilution through the operation of share-based incentive plans
Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any 10-year period, and dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Remuneration Committee reviews dilution against these limits regularly.

Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors, or by a Committee authorised by the Board, subject to the limits applied by National Grid Transco’s articles of association. Non-executive Directors’ remuneration comprises an annual fee and a fee for each Board meeting attended (with a higher fee for meetings held outside the Director’s country of residence), with an additional fee payable for chairmanship of a Board Committee. The Chairman’s letter of appointment allows his participation in the Company’s personal accident and private medical insurance schemes and states that the Company will provide life assurance cover, a car (with driver when appropriate) and fuel expenses.

Executive Directors’ service contracts
Service contracts for Executive Directors are set at one year’s notice. The application of longer contract periods at appointment, reducing after an initial period, may be used in exceptional circumstances if considered appropriate by the Remuneration Committee to recruit certain key executives. The Committee has introduced a policy on mitigation of losses in the event of an Executive Director’s employment being terminated by the Group. If this occurs, the departing Executive would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months’ remuneration on early termination will no longer be automatic but will instead be based on the circumstances of the termination. Steve Lucas’s contract provides for a liquidated damages payment of one year’s salary plus a credit of one year’s pensionable service if the contract is terminated within one year of a change of control of the Group.

The Committee, in determining any other such payments, will give due regard to the comments and recommendations of the UK Listing Authority’s Listing Rules (including the Combined Code) and associated guidance and other requirements of legislation, regulation and good governance.

Directors’ contracts and letters of appointment	Date of contract	Notice period (i)

Executive Directors
Roger Urwin	17 November 1995	12 months
Steve Lucas	13 June 2002	12 months
Edward Astle	27 July 2001	12 months
Steve Holliday	6 March 2001	12 months
Rick Sergel	22 March 2000	12 months	(ii)
Nick Winser	28 April 2003	12 months	(iii)
John Wybrew (retired 30 November 2003)

Notice period/
	Date of letter	end of period
	of appointment	of appointment

Non-executive Directors
Sir John Parker (Chairman)	12 January 2004	6 months	(iv)
James Ross (Deputy Chairman)	5 June 2003	2004 AGM
John Grant	5 June 2003	2004 AGM
Ken Harvey	5 June 2003	2006 AGM
Paul Joskow	5 June 2003	2005 AGM
Stephen Pettit	5 June 2003	2006 AGM
Maria Richter	30 September 2003	2007 AGM	(v)
George Rose	5 June 2003	2006 AGM
Bonnie Hill (resigned 21 July 2003)

(i)	The contracts for all current Executive Directors are for rolling 12-month periods.
(ii)	Rick Sergel’s retirement during the summer of 2004 was announced on 27 October 2003.
(iii)	Nick Winser’s appointment as a Director commenced with effect from 28 April 2003.
(iv)	During the year, the notice period for the Chairman, Sir John Parker, was reduced from a rolling 12-month period to a rolling 6-month period.
(v)	Subject to reappointment by shareholders at the 2004 AGM.

The retirement of Rick Sergel in the summer of 2004 was announced in October 2003. Although Rick’s retirement decision coincided with a voluntary early retirement offer (VERO) made to the Group’s non-unionised US employees in the autumn of 2003, he will not be receiving additional pension value under the VERO. Also, under these circumstances, no severance payments will be triggered under Rick’s employment contract.

Non-executive Directors’ letters of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice in order to give the Group reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment; their initial appointment and any subsequent reappointment is subject to election or re-election by shareholders. The letters of appointment do not contain provision for termination payments.

External appointments and retention of fees
With the approval of the Board in each case, Executive Directors may normally accept an external appointment as a Non-executive Director of another company and retain any fees received.

Roger Urwin served as a Non-executive Director of the Special Utilities Investment Trust plc and retained fees of £9,442.31 paid to him for this service in the year ended 31 March 2004.

Edward Astle served as a Non-executive Director of Intec Telecom Systems plc and retained fees of £25,000 paid to him for these services in the year ended 31 March 2004.

Rick Sergel served as a Non-executive Director of State Street Corporation. He deferred the compensation to which he became entitled in respect of these services, which consisted of an annual retainer of $50,000 (deferred in shares), a deferred share award of $90,000 and meeting attendance fees of $19,500 ($1,500 each for 13 meetings attended, deferred in cash).

National Grid Transco/National Grid TSR vs FTSE 100

Performance graph
The graph above represents the comparative TSR performance of the Group from 31 March 1999 to 31 March 2004. For the period before the Merger the TSR shown is that of National Grid Group.

This graph shows the Group’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

In drawing this graph it has been assumed that all dividends paid have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Remuneration outcomes during the year ended 31 March 2004
Tables 1A, 1B, 2, 3, 4 and 5 comprise the ‘auditable’ part of the Directors’ Remuneration Report, being the information required by part 3 of Schedule 7A to the Companies Act 1985.

1. Directors’ emoluments
The following tables set out an analysis of the pre-tax emoluments during the years ended 31 March 2004 and 2003, including bonuses but excluding pensions, for individual Directors who held office in National Grid Transco during the year ended 31 March 2004.

						Year ended
						31 March
Table 1A		Year ended 31 March 2004				2003

		Annual	Expense	Benefits
	Salary	bonus	allowances	in kind (i)	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s

Executive Directors
Roger Urwin (ii)	635	395	–	21	1,051	924
Steve Lucas (ii)	375	217	–	19	611	497
Edward Astle (iii)	350	202	12	4	568	606
Steve Holliday (ii)	375	240	–	18	633	517
Rick Sergel (iv)	488	228	–	19	735	755
Nick Winser (ii), (v)	275	172	27	128	602	–
John Wybrew (vi)	278	123	–	11	412	564

Total	2,776	1,577	39	220	4,612	3,863

(i)	Benefits in kind comprise benefits such as a fully expensed car, chauffeur, private medical insurance and life assurance.
(ii)
The bonus of each of these Directors has been reduced by an amount equal to 7.5% of salary (10% of salary including matching awards under the Share Matching Plan) to reflect the UK power outages described elsewhere in this report.

(iii)	Edward Astle’s expense allowances relate to cash received in lieu of car and fuel benefit entitlements.
(iv)	Rick Sergel’s bonus includes payments in the US worth £14,643 in respect of his participation in the USA Goals Program (described on page 58).
(v)
Nick Winser was appointed to the Board on 28 April 2003. Had he served on the Board for the whole of the year ended 31 March 2004, his salary and annual bonus would have been 12 /11 of the reported figures. Nick was on assignment in the US when he was appointed to the Board. His benefits include expatriate benefits provided while he remained in the US, in line with the Group’s standard expatriate assignment policy, and relocation benefits provided on his return to the UK. The expense allowances shown relate to relocation allowances paid to Nick on his repatriation back to the UK from the US and relocation in the UK.

(vi)	John Wybrew retired on 30 November 2003.
					Year ended
					31 March
Table 1B	Year ended 31 March 2004				2003

		Other
	Fees	emoluments		Total	Total
	£000s	£000s		£000s	£000s

Non-executive Directors
Sir John Parker	300	26	(i)	326	412
James Ross	115	–		115	175 (ii)
John Grant	59	–		59	38
Ken Harvey	44	–		44	30
Paul Joskow	67	–		67	50
Stephen Pettit	47	–		47	25
Maria Richter (iii)	29	–		29	–
George Rose	59	–		59	30
Bonnie Hill (iv)	19	–		19	32

Total	739	26		765	792 (ii)

(i)	Sir John Parker’s other emoluments comprise benefits in kind such as a fully expensed car and private medical insurance.
(ii)
In the previous year’s Directors’ Remuneration Report, the reported emoluments for James Ross included ‘Other emoluments’ of £22,000. This figure was overstated and should have been reported as £nil. The comparative figures provided above reflect the amended total for the year ended 31 March 2003.

(iii)	Maria Richter was appointed to the Board on 1 October 2003.
(iv)	Bonnie Hill resigned from the Board with effect from 21 July 2003.
2. Directors’ pensions
The table below gives details of the Executive Directors’ pension benefits in accordance with both Schedule 7A of the Companies Act and the Listing Rules.

Table 2							Transfer value of
							increase in
						Additional	accrued benefit
						benefit earned	in the year
						in the year	ended
	Additional benefit	Accrued	Transfer value of			ended	31 March 2004
	Earned during	entitlement	accrued benefits		Increase in	31 March 2004	(excluding
	the year ended	as at	as at 31 March (i)		transfer value	(excluding	Director’s
	31 March 2004	31 March 2004			less Director’s	inflation)	contributions
	Pension	Pension	2004	2003	contributions	Pension	and inflation)
	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Roger Urwin	33	403	7,353	6,291	1,024	22	367
Steve Lucas	27	126	1,566	951	604	25	303
Edward Astle	13	30	366	189	155	13	131
Steve Holliday	16	38	404	214	169	15	141
Rick Sergel (ii)	3	31	2,527	2,259	268	3	285
Nick Winser (iii)	32	81	821	454	351	31	294
John Wybrew (iv)	12	117	2,230	1,981	242	12	228

(i)
The transfer values shown at 31 March 2003 and 2004 represent the value of each Executive Director’s accrued benefits based on total service completed to the relevant date. The transfer values for the UK Executive Directors have been calculated in accordance with guidance note ‘GN11’ issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer values for Rick Sergel have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.

(ii)	Through his participation in the Thrift Plan in the US, described on page 60, the Group also made contributions worth £6,101 to a defined contribution pension arrangement in respect of Rick Sergel.
(iii)
Nick Winser was appointed as an Executive Director with effect from 28 April 2003. The above information allows for the accrual of a pension benefit of two thirds of salary at age 60 taking into account standard benefits earned prior to 1 September 1998. This means that, as well as the pension stated above, Nick Winser has an accrued lump sum entitlement of £151,000 as at 31 March 2004. The increase to the accumulated lump sum including inflation was £53,000 in the year to 31 March 2004. The transfer value information above includes the value of the pension equivalent of the lump sum.

(iv)
No enhancements were made to John Wybrew’s pension benefits in respect of his retirement being earlier than his normal retirement age of 65. John’s pension benefits are a combination of Inland Revenue approved benefits under the Lattice Group Pension Scheme and unfunded unapproved benefits provided separately. He has elected to draw his approved benefits as a pension and has taken the unapproved benefits as a taxable commutation lump sum, thereby absolving the Group of any future liability with regard to this part of his pension benefits. The transfer value as at 31 March 2004 for John, who retired on 30 November 2003, has been calculated as at the date of retirement but is based on market conditions as at 31 March 2004. The transfer value of accrued benefits shown above includes the commutation lump sum of £1,979,525 in respect of his and his dependants’ unfunded benefits above those to be provided from the Lattice Group Pension Scheme.

3. Directors’ interests in share options
The table below gives details of the Executive Directors’ holdings of share options awarded under the ESOP, the Share Matching Plan and Sharesave schemes.

Table 3
	Options held at 1 April 2003or, if later on appointment	*	Options exercised or lapsed during the year	Options granted during the year		Options held at 31 March 2004 or, if earlier, on retirement	†	Exercise price per share (pence)	Normal exercise period

Roger Urwin
ESOP	169,340		–	–		169,340		280.50	Sep 2000	Sep 2007
	91,656		–	–		91,656		375.75	June 2001	June 2008
	22,098		–	–		22,098		455.25	June 2002	June 2009
	33,867		–	–		33,867		531.50	June 2003	June 2010
	133,214		–	–		133,214		563.00	June 2004	June 2011
	186,915		–	–		186,915		481.50	June 2005	June 2012

Share Match	4,047		–	–		4,047		100 in total	June 2001	June 2005
	3,884		–	–		3,884		100 in total	Jan 2002	June 2006
	3,859		–	–		3,859		100 in total	Jan 2002	June 2007
	5,635		–	–		5,635		100 in total	June 2004	June 2008
	18,644		–	–		18,644		100 in total	June 2005	June 2012
	–		–	25,000		25,000		100 in total	June 2006	June 2013

Sharesave	3,692	(i)	3,692	2,910	(i)	2,910		317.00	Apr 2007	Sep 2007

Total	676,851		3,692	27,910		701,069

(i)	During the year, Roger Urwin elected to cancel his Sharesave option over 3,692 shares at an option price of 457p. He was granted a new Sharesave option over 2,910 shares.

Edward Astle
ESOP	193,952	–	–		193,952	479.50	Sep 2004	Sep 2011
	101,246	–	–		101,246	481.50	June 2005	June 2012
	112,262	–	–		112,262	434.25	Dec 2005	Dec 2012
	–	–	131,086	(ii)	131,086	400.50	June 2006	June 2013

Share Match	6,553	–	–		6,553	100 in total	June 2005	June 2012
	–	–	13,812		13,812	100 in total	June 2006	June 2013

Sharesave	2,392	–	–		2,392	397.00	Sep 2005	Feb 2006

Total	416,405	–	144,898		561,303

(ii)	This grant of options satisfied an outstanding commitment to Edward Astle, as described in last year’s Directors’ Remuneration Report.

3. Directors’ interests in share options continued

	Options held at 1 April 2003 or, if later, on appointment	*	Options exercised or lapsed during the year	Options granted during the year	Options held at 31 March 2004or, if earlier on retirement	†	Exercise price per share (pence)	Normal exercise period

Steve Lucas
ESOP	54,404		–	–	54,404		434.25	Dec 2005	Dec 2012

Sharesave	2,700		–	–	2,700		350.00	Mar 2006	Aug 2006

Total	57,104		–	–	57,104

Steve Holliday
ESOP	150,000		–	–	150,000		540.00	Mar 2004	Mar 2011
	71,936		–	–	71,936		563.00	June 2004	June 2011
	101,246		–	–	101,246		481.50	June 2005	June 2012

Share Match	10,350		–	–	10,350		100 in total	June 2005	June 2012
	–		–	14,083	14,083		100 in total	June 2006	June 2013

Sharesave	4,692		–	–	4,692		350.00	Mar 2008	Aug 2008

Total	338,224		–	14,083	352,307

Rick Sergel
ESOP	201,845		–	–	201,845		566.50	Mar 2003	Mar 2010
	134,321		–	–	134,321		563.00	June 2004	June 2011
	172,836		–	–	172,836		481.50	June 2005	June 2012

Total (shares)	509,002		–	–	509,002

Phantom shares (iii)	4,347		–	–	4,347		–	June 2004
	5,332		–	–	5,332		–	June 2005
	–		–	5,938	5,938		–	June 2006

Total (phantom shares)	9,679		–	5,938	15,617

(iii)
In place of participation in the Share Matching Plan, Rick Sergel elected to defer the ADS component of his bonus into a deferred compensation plan. He was awarded 5,938 phantom ADSs in June 2003 (at a base price of $32.32), 5,332 phantom ADSs in June 2002 and 4,347 phantom ADSs in June 2001. The value of ADSs at 31 March 2004 was $40.22. For a phantom award under a deferred compensation plan the ADS market value is tracked, additional value is accrued for dividends and the value is delivered, net of normal US deductions, after retirement. In the previous year’s Directors’ Remuneration Report, the phantom ADS award made in 2001 was disclosed in error as being over 4,240 ADSs.

Nick Winser
(appointed to the Board on 28 April 2003)
ESOP	10,633	*	–	–	10,633		375.75	June 2001	June 2008
	47,236	*	–	–	47,236		455.25	June 2002	June 2009
	19,755	*	–	–	19,755		531.50	June 2003	June 2010
	24,156	*	–	–	24,156		563.00	June 2004	June 2011
	37,383	*	–	–	37,383		481.50	June 2005	June 2012

Share Match	872	*	–	–	872		100 in total	Jan 2002	June 2006
	980	*	–	–	980		100 in total	Jan 2002	June 2007
	1,694	*	–	–	1,694		100 in total	June 2004	June 2008
	2,509	*	–	–	2,509		100 in total	June 2005	June 2012
	–		–	3,937	3,937		100 in total	June 2006	June 2013

Sharesave	5,007	*	–	–	5,007		337.00	Sep 2004	Feb 2005

Total	150,225	*	–	3,937	154,162

John Wybrew
(retired from the Board on 30 November 2003)
ESOP	62,262		–	–	62,262	†	434.25	Dec 2005	Dec 2012

Sharesave	3,078		–	–	3,078	†	314.50	Mar 2004	Aug 2004

Total	65,340		–	–	65,340	†

Executive Share Option Plan (ESOP)
Under the ESOP, awards of options were made over shares worth up to 300% of Executive Directors’ salaries. An option will normally be exercisable between the third and tenth anniversaries of its date of grant, subject to performance conditions. The performance conditions attaching to outstanding ESOP options are set out below. If the performance condition is not satisfied after the first three years then it will be re-tested as indicated.

Options granted to Directors in June 1999 and March 2000 became exercisable in full during the financial year as a result of the satisfaction of the performance condition, based on fully diluted earnings per share (EPS) growth (subject to adjustment to exclude exceptional items and other significant non-recurring items as the Remuneration Committee may consider appropriate), applying to those options. This condition required the EPS growth of the Group to exceed the growth in the UK Retail Price Index by at least 3% per annum over a three-year period. This was achieved over the three financial years 2001/02 to 2003/04. As a result of the Merger, the performance condition was tested by using National Grid Group plc EPS for the financial years 2000/01 to 2002/03 and National Grid Transco plc EPS for the financial year 2003/04. The EPS for National Grid Group plc for the financial year 2002/03 were reconstructed as though the Merger had not taken place. EPS growth was selected as an appropriate performance metric as it is a market-recognised measure of underlying financial performance.

For options granted from June 2000, options worth up to 100% of an optionholder’s base salary will become exercisable in full if Total Shareholder Return (TSR), measured over the period of three years beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies (such comparator group being in compliance with the performance condition). Grants in excess of 100% of salary vest on a sliding scale, becoming fully exercisable if the Group’s TSR is in the top quartile. The performance condition attaching to options granted in June 2000 is tested annually throughout the lifetime of the option. For options granted from March 2001, the same TSR test is used but the performance condition can only be re-tested in years four and five.

The comparator group was revised in June 2002 to reflect changes including consolidation in the marketplace, the acquisition of Niagara Mohawk and the proposed Merger. The revised comparator group was used for options granted in June and December 2002 and is set out below:

Allegheny Energy, Inc.	Energy East Corporation	NSTAR Corporation	Scottish Power plc
BG Group plc	Exelon Corporation	Potomac Electric Power Company	The Southern Company, Inc.
British Energy plc	FirstEnergy Corporation	Powergen plc	TXU, Inc.
Centrica plc	FPL Group, Inc.	Progress Energy, Inc.	United Utilities plc
Consolidated Edison, Inc.	International Power plc	Public Service Enterprise Group, Inc.	Xcel Energy, Inc.
Duke Energy Corporation	Northeast Utilities Corporation	Scottish & Southern Energy plc

Details of the 1999 Lattice Long Term Incentive Scheme (LTIS) awards rolled over into options over or awards of National Grid Transco shares are set out in table 5 below. Details of the closing price of National Grid Transco shares as at 31 March 2004 and the high and low prices during the year are shown below table 6.

4. Directors’ interests in the Performance Share Plan
The table below gives details of the Executive Directors’ holdings of conditional shares awarded under the National Grid Transco Performance Share Plan (PSP).

Table 4	Conditional								Conditional
	shares at				Market			Lapsed	shares at
	1 April 2003				price at			without	31 March 2004
	or, if later,		Awarded		award	Date	Vested	vesting	or, if earlier,		Release
	on appointment	*	in year	(i)	(pence)	of award	in year	in year	on retirement	†	date

Roger Urwin	0		195,866		405.25	June 2003	0	0	195,866		June 2007
Edward Astle	0		107,958		405.25	June 2003	0	0	107,958		June 2007
Steve Holliday	0		115,669		405.25	June 2003	0	0	115,669		June 2007
Steve Lucas	0		115,669		405.25	June 2003	0	0	115,669		June 2007
Rick Sergel	0		152,063		405.25	June 2003	0	0	152,063		June 2007
Nick Winser	0	*	92,535		405.25	June 2003	0	0	92,535		June 2007
John Wybrew	0		114,127		405.25	June 2003	0	0	114,127	†	June 2007

(i)
The performance criterion for PSP awards in the year to 31 March 2004 is based on the Group’s Total Shareholder Return (TSR) performance over a three-year period. Further details can be found on page 59.

5. Directors’ interests under the Lattice Long Term Incentive Scheme
The following table shows awards under the Lattice Long Term Incentive Scheme (LTIS) that were rolled over at the time of the Merger by John Wybrew and Steve Lucas and that were still held at 31 March 2003. The market value of National Grid Transco shares on Merger (21 October 2002) was 459.625p.

Table 5
	Original award date	Award held at 1 April 2003including dividend reinvestment shares	Exercise price per share (pence)	Shares resulting from dividend reinvestment in year	Award exercised/lapsed during year		Market price at date of exercise (pence)	Award held at 31 March 2004 or on retirement†		Date award released/ option becomes exercisable

John Wybrew	Oct 1999	116,179	100 in total	2,980	–		–	119,159	†(i)	Oct 2003
	Nov 2000	95,597	n/a	–	–		–	95,597	†	Nov 2004
	Nov 2001	112,687	n/a	–	–		–	112,687	†	Nov 2005

Total		324,463		2,980	–			327,443	†

Steve Lucas	Oct 1999	31,728	100 in total	813	32,541	(ii)	396.75	0		Oct 2003
	Nov 2000	79,902	n/a	1,590	–		–	81,492		Nov 2004
	Nov 2001	96,589	n/a	–	–		–	96,589		Nov 2005

Total		208,219		2,403	32,541			178,081

(i)	The options comprising John Wybrew’s rolled-over 1999 LTIS award became exercisable at the normal date prior to his retirement and were exercised subsequent to his leaving the Group.
(ii)	The options comprising Steve Lucas’s rolled-over 1999 LTIS award became exercisable at the normal date and were exercised on 20 November 2003, realising a gain of £129,105.

Lattice LTIS
Under the terms of the Lattice LTIS, notional allocations of shares were made to key individuals. The allocations were subject to a performance condition over three years as set out below and a further retention period of one year. The number of shares actually released to participants depends on the Group’s TSR compared with that of other regulated utility companies operating in a similar environment. Pursuant to the Merger process, John Wybrew and Steve Lucas agreed to roll over their existing LTIS awards, which were over Lattice Group shares, for LTIS awards or options over National Grid Transco shares.

For the roll-over of the 1999 LTIS award, John Wybrew and Steve Lucas were each granted a £1 option by the Trustee of the Lattice Group Employee Share Trust over the number of shares which would otherwise have been subject to their 1999 awards. From the date of roll-over, the arrangement was for the options to become exercisable on 1 October 2003, when the shares subject to the original 1999 awards would have been released to the holder of the LTIS interests.

The 2000 and 2001 LTIS awards held by John Wybrew and Steve Lucas continued over a number of National Grid Transco shares shown above and remain subject to the rules of the LTIS except that (i) since 21 October 2002, the performance target measures the Group’s TSR against the original comparator group of each award; and (ii) the awards will not be forfeit on ceasing employment unless the Committee decides otherwise.

The comparator group for the 2000 and 2001 LTIS awards is set out below:

Powergen plc	Pennon Group plc	Centrica plc	British Energy plc
Kelda Group plc	United Utilities plc	Scottish Power plc	BT Group plc
Scottish & Southern Energy plc	Severn Trent plc	Viridian Group plc	Railtrack plc (2000 only)
BAA plc	AWG plc	International Power plc	Thames Water plc (2000 only)
No awards will vest if the Group’s TSR over the performance period, when compared with that of the other companies in the comparator group, falls below median. For TSR between that of the median and upper quartile of comparator group constituent companies the proportion of shares that vests is calculated on a straight-line basis between 40% and 100%, and for TSR performance at or above upper quartile the awards vest in full.

6. Directors’ beneficial interests
The Directors’ beneficial interests (which include those of their families) in the ordinary shares of National Grid Transco of 10p each are shown below.

Table 6
	Ordinary shares at 31 March 2004or, if earlier, on resignation†	(i)	Ordinary shares at 1 April 2003or, if later, on appointment*		Options/awards over ordinary shares at 31 March 2004or, if earlier, on resignation†		Options/awards over ordinary shares at 1 April 2003or, if later, on appointment*

Sir John Parker	40,229		17,429		–		–
James Ross	19,000		19,000		–		–
Roger Urwin (ii), (iii), (iv)	231,292		159,518		896,935		676,851
Edward Astle (ii), (iii)	11,973		3,932		669,261		416,405
John Grant	10,000		10,000		–		–
Ken Harvey	1,874		1,874		–		–
Bonnie Hill	2,930	†	2,930		–		–
Steve Holliday (ii), (iii), (iv)	14,629		6,210		467,976		338,224
Paul Joskow	5,000		5,000		–		–
Steve Lucas (iii), (v), (vi), (vii)	42,961		23,789		350,854		265,323
Stephen Pettit	1,875		1,875		–		–
Maria Richter	–		–*		–		–
George Rose	5,025		5,025		–		–
Rick Sergel (ii), (iii)	3,058		2,928		661,065		509,002
Nick Winser (ii), (iii)	19,781		17,489	*	246,697		150,225	*
John Wybrew (iii), (v), (vi), (vii)	62,344	†	62,344		506,910	†	389,803

(i)
There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid Transco between 1 April 2004 and 19 May 2004 except in respect of routine monthly purchases under the SIP (see note (iv) below).

(ii)
Each of the Executive Directors of National Grid Transco, with the exception of Steve Lucas and Rick Sergel, was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (QUEST) and, with the sole exception of Steve Lucas, in the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 7,759,944 National Grid Transco shares held by the QUEST and the 131,862 National Grid Transco shares held by the 1996 Employee Benefit Trust as at 31 March 2004.

(iii)	Including the PSP award detailed in Table 4 above.
(iv)
Beneficial interest includes shares purchased under the monthly operation of the SIP in the year to 31 March 2004. Further shares were purchased in April and May on behalf of Steve Holliday (59 shares) and Roger Urwin (59 shares).

(v)
The former Lattice Executive Director of National Grid Transco (Steve Lucas) was, for Companies Act 1985 purposes, deemed to be a potential beneficiary in the 395,402 National Grid Transco shares, held by Mourant and Co. Trustees as Trustee of the Lattice Group Employee Share Trust operated in conjunction with the Lattice LTIS, and the 17,647 National Grid Transco shares, held by Lattice Group Trustees Limited as Trustee of the Lattice Group Employee Share Ownership Trust, as at 31 March 2004.

(vi)	Beneficial interest includes shares acquired pursuant to the Lattice All Employee Share Ownership Plan and the BG Group Employee Profit Sharing Scheme.
(vii)	Including the Lattice LTIS awards detailed in Table 5 above.

The closing price of a National Grid Transco share on 31 March 2004 was 430.00p. The range during the year was 438.00p (high) and 374.75p (low). Please note that the Register of Directors’ Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2004.

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part III. Compensation (continued)

NATIONAL GRID USA AND ITS SUBSIDIARIES

DIRECTORS’ COMPENSATION

As of March 31, 2004, all of the members of the National Grid USA companies’ Boards of Directors are employees of National Grid Transco system companies. As such, the directors receive no fees for their service on the Boards.

EXECUTIVE OFFICERS’ COMPENSATION

Certain information relating to the executive officers’ compensation is given with respect to National Grid USA and its major subsidiary utilities: Niagara Mohawk Power Corporation (Niagara Mohawk), New England Power Company (NEP), Massachusetts Electric Company (Mass Electric) and The Narragansett Electric Company (Narragansett Electric).

Summary Compensation Tables

The following tables give information with respect to the compensation paid or accrued for services rendered to National Grid USA and its major subsidiary utilities for the fiscal years ended March 31, 2004, 2003 and 2002 by the president and up to the four most highly paid executive officers who: (a) earned at least $100,000 salary and bonus with respect to the given company, and (b) were serving as executive officers on March 31, 2004 (the Named Executive Officers). For Niagara Mohawk, the table sets forth such information with respect to the fiscal years ended March 31, 2004 and March 31, 2003, the transition period from January 1, 2002 to March 31, 2002 and the calendar year 2001.

NATIONAL GRID USA

Name and Principal Position (a)	Year	Annual Compensation (b)			All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Richard P. Sergel Chairman and Chief Executive Officer	2004 2003 2002	820,008 820,008 700,008	593,188 538,782 514,066	21,148 48,031 32,423	10,353 3,287 2,594
Michael E. Jesanis President and Chief Operating Officer	2004 2003 2002	524,400 470,400 420,000	341,164 311,882 282,905	11,664 39,561 19,481	6,249 726 666
William F. Edwards Senior Vice President	2004 2003 2002 (f) 2001	399,994 399,993 99,665 379,994	210,000 224,396 41,141 222,716	7,000 6,010 0 4,785	270 1,823 3,882,601 600,267
Cheryl A. LaFleur Senior Vice President	2004 2003 2002	325,512 325,512 310,008	214,865 191,396 194,646	14,752 32,674 11,000	6,559 902 756
John G. Cochrane Senior Vice President, Treasurer and Chief Financial Officer	2004 2003 2002	308,640 308,640 275,568	209,116 218,532 185,613	11,139 33,841 20,446	6,232 660 542

(a)	The officers listed are also officers of affiliate companies.
(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)
Includes amounts reimbursed by National Grid USA for the payment of taxes on certain noncash benefits; company contributions to the employee thrift plan; and, for Mr. Sergel and Ms.LaFleur, includes imputed income for use of company vehicle.

(e)	Includes the value of financial services and National Grid USA contributions to life insurance.
(f)	Information is for the transition period from January 1, 2002 to March 31, 2002.

NIAGARA MOHAWK POWER CORPORATION

Name and Principal Position	Year	Annual Compensation (a)			Long-Term Compensation Awards
		Salary($)	Bonus($)(b)	Other Annual Compen-sation ($)(c)
					Securities Underlying Options/ SARs(#)	All Other Compen- Sation ($)(d)
William F. Edwards President	2004 2003 2002 (e) 2001	399,994 399,993 99,665 379,994	210,000 224,396 41,141 222,716	7,000 6,010 0 4,785	0 56,206 0 0	270 1,823 3,882,601 600,267
Joseph T. Ash, Jr. Vice President, Energy Supply, Pricing & Regulatory Proceedings	2004 2003	193,308 193,297	82,299 76,932	7,117 6,911	0 21,723	1,774 895
Michael E. Jesanis (f) President & COO National Grid USA	2004 2003	225,015 150,528	146,390 99,802	6,773 12,660	0 21,152	2,682 232
Clement E. Nadeau Senior Vice President Operations	2004 2003	210,000 209,997	120,250 149,098	11,096 8,882	0 29,508	5,889 807
Anthony C. Pini Senior Vice President Customer Service	2004 2003	225,000 225,000	123,150 137,925	90,560 113,562	0 31,616	487 642

(a)	Includes deferred compensation in category and year earned.
(b)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(c)	Includes amounts reimbursed for the payment of taxes on certain non-cash benefits and company contributions to employee thrift plan. For Mr. Pini, includes amounts reimbursed for housing expenses.
(d)	Includes Company contributions to life insurance. Also includes the value of financial services provided to Mssrs. Ash, Jesanis and Nadeau.
(e)	Information is for the transition period from January 1, 2002 to March 31, 2002.
(f)	Mr. Jesanis is President and Chief Operating Officer of National Grid USA. Only compensation that is allocable to NMPC is set forth in the table.

NEW ENGLAND POWER COMPANY
Name and Principal Position (a)	Year	Annual Compensation (b)			Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Stephen P. Lewis President (f)	2004 2003 2002	47,183 --- ---	10,282 --- ---	23,245 --- ---	0 --- ---	118,476 --- ---
Marc F. Mahoney Vice President	2004 2003 2002	68,520 74,778 106,485	33,246 39,664 64,675	3,489 9,443 12,637	0 8,408 9,702	125 122 165
James S. Robinson Vice President	2004 2003 2002	73,718 50,022 139,663	28,136 20,754 66,344	3,757 6,227 18,221	0 7,029 12,060	153 88 221
Masheed H. Rosenqvist Vice President	2004 2003 2002	79,844 158,280 152,196	45,925 70,900 70,479	3,993 19,179 18,154	0 17,789 14,711	245 484 464

(a)	Certain officers of NEP also perform services for affiliate companies. Compensation that is allocable to NEP is set forth in the table.
(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)	Includes amounts reimbursed for the payment of taxes on certain non-cash benefits and company contributions to the employee thrift plan.
(e)	Includes Company contributions to life insurance. For Mr. Lewis, includes expenses associated with his overseas assignment.
(f)
Mr .Lewis is on assignment to the US from the UK, and he is paid in pounds sterling. A conversion rate of $1.68/£1.00 was used to translate his compensation, which is the weighted average exchange rate for the National Grid companies’ results for the fiscal year ended March 31, 2004.

MASSACHUSETTS ELECTRIC COMPANY

Name and Principal Position (a)	Year	Annual Compensation (b)			All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Cheryl A. LaFleur President	2004 2003 2002	238,493 234,089 202,088	157,425 137,641 126,885	10,808 7,025 6,368	4,806 543 493
Edward J. Dienst, Senior Vice President, Operations	2004 2003 2002	180,069 180,069 --	92,017 98,578 --	6,765 9,655 --	65,478 0 -
Robert H. McLaren, Senior Vice President and Director, Distribution Finance	2004 2003 2002	142,986 138,924 125,206	78,310 88,469 79,726	7,291 22,194 6,451	304
Barbara Hassan Senior Vice President, Customer Service	2004 2003 2002	129,164 129,170 123,022	76,565 88,469 74,740	6,618 6,422 6,422	313 404 255
Michael E. Jesanis President & COO National Grid USA	2004 2003 2002	108,053 106,818 152,078	70,297 70,822 102,437	2,403 8,984 7,054	1,288 165 241

(a)	Certain officers listed are also officers of affiliate companies. Only compensation that is allocable to Massachusetts Electric Company is set forth in the table.
(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)	Includes amounts reimbursed for the payment of taxes on certain noncash benefits; contributions to the employee thrift plan; and, for Ms. LaFleur, includes imputed income for use of company vehicle.
(e)	Includes financial services; Massachusetts Electric Company contributions to life insurance; and, for Mr. Dienst, includes relocation costs and housing allowance.

THE NARRAGANSETT ELECTRIC COMPANY

Name and Principal Position (a)	Year	Annual Compensation (b)			All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Cheryl A. LaFleur President	2004 2003 2002	76,088 80,242 92,314	50,225 47,181 57,962	3,448 7,628 5,596	1,533 186 225
Michael F. Ryan Executive Vice President	2004 2003 2002	147,996 147,996 141,900	54,740 54,065 65,692	7,762 14,261 6,536	326 295 248
Edward J. Dienst Senior Vice President, Operations	2004 2003 2002	74,402 74,402 --	38,020 40,731 --	2,795 3,989 --	27,054 0 --

(a)	Certain officers listed are also officers of affiliate companies. Only compensation that is allocable to Narragansett Electric Company is set forth in the table.
(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)	Includes amounts reimbursed for the payment of taxes on certain noncash benefits; contributions to the employee thrift plan and, for Ms. LaFleur, includes imputed income for use of company vehicle.
(e)	Includes financial services; Narragansett Electric contributions to life insurance and, for Mr. Dienst, includes relocation costs and housing allowance.

Long-Term Incentive Plans – Awards in Last Fiscal Year

The following table sets forth awards made under the National Grid Transco Performance Share Plan (the PSP) to the Named Executive Officers during fiscal 2004.

Name	Number of Shares (#)	Performance Period	Estimated Future Payouts
			Threshold (#)	Maximum (#)
NATIONAL GRID USA
Richard P. Sergel	152,063	July 1, 2003 through June 30, 2006	45,619	152,063
Michael E. Jesanis	41,871	July 1, 2003 through June 30, 2006	12,561	41,871
William F. Edwards	29,670	July 1, 2003 through June 30, 2006	8,901	29,670
Cheryl A. LaFleur	24,145	July 1, 2003 through June 30, 2006	7,244	24,145
John G. Cochrane	27,472	July 1, 2003 through June 30, 2006	8,242	27,472

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	29,670	July 1, 2003 through June 30, 2006	8,901	29,670
Joseph T. Ash, Jr.	8,603	July 1, 2003 through June 30, 2006	2,581	8,603
Michael E. Jesanis	41,871	July 1, 2003 through June 30, 2006	12,561	41,871
Clement E. Nadeau	18,692	July 1, 2003 through June 30, 2006	5,608	18,692
Anthony C. Pini	20,027	July 1, 2003 through June 30, 2006	6,008	20,027

NEW ENGLAND POWER COMPANY
Stephen P. Lewis	6,040	July 1, 2003 through June 30, 2006	1,812	6,040
Marc F. Mahoney	12,142	July 1, 2003 through June 30, 2006	3,643	12,142
James S. Robinson	7,009	July 1, 2003 through June 30, 2006	2,103	7,009
Masheed H. Rosenqvist	9,392	July 1, 2003 through June 30, 2006	2,818	9,392

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	24,145	July 1, 2003 through June 30, 2006	7,244	24,145
Edward J. Dienst	25,768	July 1, 2003 through June 30, 2006	7,730	25,768
Robert H. McLaren	14,099	July 1, 2003 through June 30, 2006	4,230	14,099
Barbara A. Hassan	16,449	July 1, 2003 through June 30, 2006	4,935	16,449
Michael E. Jesanis	41,871	July 1, 2003 through June 30, 2006	12,561	41,871

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	24,145	July 1, 2003 through June 30, 2006	7,244	24,145
Edward J. Dienst	25,768	July 1, 2003 through June 30, 2006	7,730	25,768
Michael J. Ryan	6,586	July 1, 2003 through June 30, 2006	1,976	6,586

Under the National Grid Transco Performance Share Plan, executives receive notional allocations of shares. Shares vest after three years, subject to the satisfaction of the relevant performance criterion, which is set at the date of grant. Shares must then be held for a further year, after which they are released. For the grants set forth above, the relevant criterion is total shareholder return (TSR) performance over a three-year period, relative to the TSR performances of a group of comparator companies. This comparator group includes companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other utilities from the UK, Europe and USA . The proportion of the original award of shares that will transfer to participants will depend on National Grid Transco’s performance when compared to the comparator group. The Company must achieve median ranking in order for participants to realize the threshold payout of 30% of the original award. The Company must rank in the upper quartile relative to the comparator group to achieve the maximum payout of 100% of the original award.

Fiscal Year-End Option Values

The following table sets forth the number of unexercised options held by the Named Executive Officers at fiscal year-end. As of March 31, 2004, no options were exercisable and the price per ordinary share on the London Stock Exchange was lower than the exercise price for all of the stock options, so the unexercised options had no value. No options were exercised during fiscal year 2004.

Name	Number of Shares Underlying Unexercised Options on March 31, 2004

NATIONAL GRID USA
Richard P. Sergel	509,002
Michael E. Jesanis	195,129
William F. Edwards	56,206
Cheryl A. LaFleur	148,951
John G. Cochrane	125,015

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	56,206
Joseph T. Ash, Jr.	21,723
Michael E. Jesanis	195,129
Anthony C. Pini	91,108
Clement E. Nadeau	29,508

NEW ENGLAND POWER COMPANY
Stephen P. Lewis	15,848
Marc F. Mahoney	68,364
James S. Robinson	48,741
Masheed H. Rosenqvist	48,523

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	148,951
Edward J. Dienst	40,679
Robert H. McLaren	78,067
Barbara Hassan	82,669
Michael E. Jesanis	195,129

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	148,951
Edward J. Dienst	40,679
Michael F. Ryan	50,825

Exercises of SARs and Fiscal Year-End SAR Values

Certain of the Named Executive Officers listed in the summary compensation tables above were employees of Niagara Mohawk before its merger with a subsidiary of National Grid in January 2002, and they were granted stock appreciation rights under Niagara Mohawk’s Long Term Incentive Plan, which was terminated on the merger. At that time, outstanding grants of SARs were converted to SARs over National Grid Transco American Depositary Shares using a specified exchange ratio. The following table sets forth, where applicable, the Named Executive Officers’ exercises of SARs in the fiscal year ended March 31, 2004, the realized value or spread (the difference between the exercise price and market value on the date of exercise) and the number and unrealized spread of the unexercised options and SARs held by each at fiscal year-end.

Name	SARs Exercised (#)	Value Realized ($)	Number of Securities Underlying Unexercised SARs At Fiscal Year-End (#)		Value of Unexercised SARs At FiscalYear-End ($)(a)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph T. Ash, Jr.	0	0	12,312	0	$185,700	0
Clement E. Nadeau	8,502	$187,641	12,312	0	$185,700	0
Edward J. Dienst	3,753	97,672	55,406	0	$891,332	0

(a)	Calculated based on the closing price on March 31, 2004 of National Grid Transco American Depositary Receipts traded on the New York Stock Exchange ($40.23).

Pension Plans

Depending on their company origin prior to the merger of Niagara Mohawk Holdings with a subsidiary of National Grid USA, all of the Named Executive Officers except for Mr. Lewis participate in one of two qualified pension plans: the National Grid USA Companies Final Average Pay Pension Plan (FAPP) or the Niagara Mohawk Pension Plan (Nimo Plan). Both FAPP and the Nimo Plan are noncontributory, tax-qualified defined benefit plans which between them provide a minimum retirement benefit to all employees of the National Grid USA companies. Pension benefits are related to compensation, subject to the maximum annual limits noted in the pension tables below.

Under FAPP, a participant’s retirement benefit is computed using formulas based on percentages of highest average compensation computed over five consecutive years. The compensation covered by FAPP includes salary, bonus and incentive share awards.

Under the Nimo Plan, a participant’s retirement benefit is based on one of two formulas depending on age and years of service on July 1, 1998: the cash balance formula, or the highest five-year average compensation. Under the cash balance formula a participant’s retirement benefit grows monthly, according to pay credits (from 4 percent to 8 percent times base salary) plus interest credits. A non-union (management) employee who was at least 45 years of age and had 10 years of service on July 1, 1998 will receive the retirement benefit resulting from the higher of the two formulas.

Pension Plan Tables

Executive Supplemental Retirement Plan
The Executive Supplemental Retirement Plan (ESRP) is a noncontributory, nonqualified defined benefit plan that provides additional retirement benefits to the Named Executive Officers and other members of management who are eligible to receive either a FAPP or Nimo Plan benefit and whose compensation exceeds legal limits under the applicable plan or who are otherwise selected for participation. Mr. Ash is not eligible under the ESRP. Depending on the participant, the ESRP may provide for unreduced benefits payable as early as age 55, may enhance the qualified plan formula, may give credit for more years of service, or may award benefits not otherwise payable due to limits on benefits that can be provided under the qualified plan. Mr. Nadeau and Mr. Dienst, because they formerly participated in the Niagara Mohawk Supplemental Executive Retirement Plan (Niagara Mohawk SERP), are entitled to the pension benefit paid under the NiMo Plan, plus the higher of the pension benefit paid under the ESRP or that paid under the Niagara Mohawk SERP. The benefit paid under the Niagara Mohawk SERP was frozen at the time of the merger of Niagara Mohawk Holdings with a subsidiary of National Grid USA. For Mr. Nadeau, that amount is frozen at $45,770. Mr. Dienst received a partial Niagara Mohawk SERP benefit in December 2001 and is eligible to receive a pension benefit under the ESRP, to be offset by both the partial SERP benefit already paid and the remaining SERP benefit still payable. Mr. Edwards received the Niagara Mohawk SERP benefit at the merger and is eligible to receive a pension benefit under the ESRP, to be offset by the SERP benefit already received.

The following table shows the maximum retirement benefit (adjusted for Social Security, if applicable) an executive officer can earn in aggregate under the applicable qualified plan (FAPP or the Nimo Plan) together with the ESRP. The benefit calculations are made as of March 31, 2004 and assume the officer has selected a straight life annuity commencing at age 65. Annual compensation limits of $205,000 under a tax-qualified plan will reduce the portion payable under the qualified pension plan for some highly compensated officers. The benefits listed are shown without any joint and survivor benefits. If a participant elected a 100 percent joint and survivor benefit at age 65, with a spouse of the same age, the benefit shown in the table would be reduced by approximately 16 percent.

Five-Year Average Compensation	Years of Service
	10	15	20	25	30	35
$100,000	$18,921	$27,381	$35,841	$44,051	$52,262	$57,222
$150,000	$29,921	$43,381	$56,841	$69,926	$83,012	$91,222
$200,000	$40,921	$59,381	$77,841	$95,801	$113,762	$125,222
$250,000	$51,921	$75,381	$98,841	$121,676	$144,512	$159,222
$300,000	$62,921	$91,381	$119,841	$147,551	$175,262	$193,222
$350,000	$73,921	$107,381	$140,841	$173,426	$206,012	$227,222
$400,000	$84,921	$123,381	$161,841	$199,301	$236,762	$261,222
$450,000	$95,921	$139,381	$182,841	$225,176	$267,512	$295,222
$500,000	$106,921	$155,381	$203,841	$251,051	$298,262	$329,222
$550,000	$110,421	$160,631	$210,841	$259,801	$308,762	$341,472
$600,000	$113,921	$165,881	$217,841	$268,551	$319,262	$353,722
$650,000	$117,421	$171,131	$224,841	$277,301	$329,762	$365,972
$700,000	$120,921	$176,381	$231,841	$286,051	$340,262	$378,222
$750,000	$124,421	$181,631	$238,841	$294,801	$350,762	$390,472
$800,000	$127,921	$186,881	$245,841	$303,551	$361,262	$402,722
$850,000	$131,421	$192,131	$252,841	$312,301	$371,762	$414,972
$900,000	$134,921	$197,381	$259,841	$321,051	$382,262	$427,222
$1,000,000	$141,921	$207,881	$273,841	$338,551	$403,262	$451,722
$1,100,000	$148,921	$218,381	$287,841	$356,051	$424,262	$476,222
$1,200,000	$155,921	$228,881	$301,841	$373,551	$445,262	$500,722

NiMo Plan
The following table shows the maximum retirement an employee can earn in aggregate under the Nimo Plan, without the ESRP. The total retirement benefit for Mr. Ash or any executive who is eligible for the NiMo Plan but is not eligible for the ESRP is equal to the pension paid under the Nimo Plan plus the frozen annual SERP benefit, which for Mr. Ash is $42,335 annually. The SERP benefits are inclusive of tax-qualified SERP benefits. The benefit calculations are made as of March 31, 2004 and assume the officer has selected a straight life annuity commencing at age 65. Annual compensation limits of $205,000 under a tax-qualified plan will reduce the portion payable under the qualified pension plan for some highly compensated officers. The benefits listed are shown without any joint and survivor benefits. If a participant elected a 100 percent joint and survivor benefit at age 65, with a spouse of the same age, the benefit shown in the table would be reduced by approximately 16 percent.

Five Year Average Compensation	Years of Service
	10	15	20	25	30	35
$100,000	13,600	21,900	30,200	38,500	46,800	51,800
$150,000	20,850	33,525	46,200	58,875	71,550	79,050
$200,000	28,100	45,150	62,200	79,250	96,300	106,300
$250,000	28,825	46,312	63,800	81,288	98,775	109,025
$300,000	28,825	46,312	63,800	81,288	98,775	109,025
$350,000	28,825	46,312	63,800	81,288	98,775	109,025
$400,000	28,825	46,312	63,800	81,288	98,775	109,025
$450,000	28,825	46,312	63,800	81,288	98,775	109,025
$500,000	28,825	46,312	63,800	81,288	98,775	109,025

National Grid Group Electricity Supply Pension Plan
As a UK-based employee, Mr. Lewis participates in the National Grid Group Electricity Supply Pension Plan. The Electricity Supply Pension Plan is a defined benefit plan which provides certain UK-based employees of National Grid Transco with a minimum retirement benefit. Pension benefits are related to compensation for each year of service, subject to the maximum annual limits noted in the pension table below, plus a tax-free lump-sum payment equal to three times the annual pension benefit. Under the Electricity Supply Pension Plan, a participant’s retirement benefit is computed using the highest of: (i) the last 12 months of compensation, (ii) or any one year's compensation in the last five years, adjusted for inflation, or (iii) the annual average of any three consecutive years’ qualified compensation in the last 10 years, adjusted for inflation. Normal retirement age under this plan is age 63. The compensation covered by the pension plan includes base salary only. The following table shows the retirement benefits payable under the National Grid Group Electricity Supply Pension Plan. The benefit calculations are made as of March 31, 2004 and assume the officer has selected a straight life annuity commencing at age 63. Dollar amounts are translated from pounds sterling at the rate of $1.68 per £1.00.

Final Average Pay	Years of Service
	15	20	25	30	35
$126,000	$23,625	$31,500	$39,375	$47,250	$55,125
$168,000	$31,500	$42,000	$52,500	$63,000	$73,500
$210,000	$39,375	$52,500	$65,625	$78,750	$91,875
$252,000	$47,250	$63,000	$78,750	$94,500	$110,250
$294,000	$55,125	$73,500	$91,875	$110,250	$128,625
$336,000	$63,000	$84,000	$105,000	$126,000	$147,000
$378,000	$70,875	$94,500	$118,125	$141,750	$165,375
$420,000	$78,750	$105,000	$131,250	$157,500	$183,750
$504,000	$94,500	$126,000	$157,500	$189,000	$220,500

In addition to the annual pension benefit, upon retirement a plan participant receives a a tax-free lump-sum payment equal to three times the applicable annual pension benefit shown above

For purposes of these pension programs, the Named Executive Officers had approximately the following credited years of benefit service at March 31, 2004:

Years of service

NATIONAL GRID USA
Richard P. Sergel	25
Michael E. Jesanis	20
Cheryl A. LaFleur	17
William F. Edwards	25
John G. Cochrane	22

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	25
Anthony C. Pini	25
Clement E. Nadeau	31
Joseph T. Ash, Jr.	34
Michael E. Jesanis	20

NEW ENGLAND POWER COMPANY
Stephen P. Lewis	31
Marc F. Mahoney	27
Masheed H. Rosenqvist	22
James S. Robinson	16

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	17
Edward J. Dienst	26
Michael E. Jesanis	20
Barbara Hassan	33
Robert H. McLaren	28

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	17
Edward J. Dienst	26
Michael F. Ryan	9

At retirement, the Named Executive Officers and certain members of management may become eligible for post-retirement health and life insurance benefits determined based on their age and service. The executive may be required to contribute to the cost of benefits, depending on date of hire and total years of service.

Payments on a Change in Control or Termination of Employment
Several Named Executive Officers have agreements with National Grid USA that provide for payments on a change in control or termination of employment. Those provisions are summarized below. In addition, all of the Named Executive Officers are subject to benefit and compensation plans of more general application, some of which also certain change in control provisions, also summarized below.

Mr. Sergel. National Grid USA is also a party to an employment agreement with Mr. Sergel dated March 22, 2000 which remains in effect for 36 months from March 22, 2000 plus, as of March 22, 2002, one additional day and one additional day each day thereafter until either party notifies the other that the employment period shall not continue to be extended.

In accordance with the terms of Mr. Sergel’s employment agreement, if Mr. Sergel is terminated without cause or by Mr. Sergel for Good Reason (as defined in his agreement) Mr. Sergel will be entitled to receive (in addition to any normal post-term compensation and benefits) (1) a lump sum payment of: (a) any portion of his annual base salary through his Date of Termination (as defined in his agreement) that had not been paid and (b) a bonus amount under National Grid USA Companies’ Incentive Compensation Plan and Incentive Share Plan or successors of any such plans (collectively the Incentive Plan) representing the target Incentive Compensation (as defined in his agreement) for the year that would otherwise vest and/or become payable within the year in which his Date of Termination occurs, computed by assuming that the amount of all such target Incentive Compensation would be equal to the amount of such target Incentive Compensation that Mr. Sergel would have been eligible to earn for such period, and multiplying that amount by a fraction, the numerator of which is the number of days in such period through his Date of Termination, and the denominator of which is the total number of days in the relevant period; (c) any compensation previously deferred by Mr. Sergel that has not yet been paid; and (d) any accrued but unpaid Incentive Compensation and/or vacation pay); (2) if Mr. Sergel’s employment is terminated within 2 years following a Change in Control (as defined in his agreement), Mr. Sergel will receive the following benefits: (a) a lump sum cash payment equal to (i) three times the sum of his annual base salary as if he had remained employed through said period; and (ii) three times the higher of the average of the annual bonuses awarded him under the Incentive Plan for the three years preceding March 22, 2000 or the three years preceding his Date of Termination (excluding stock options); (b) continuation for 36 months of (or the equivalent of, if such benefits can’t be provided to Mr. Sergel under said plans or programs) (i) accrual of his supplemental retirement benefits (as defined in the Supplemental Retirement Incentive Plan), (ii) all welfare benefit plans and programs provided to senior officers by National Grid USA, including but not limited to medical, dental, prescription, disability, group life insurance, employee life insurance, accidental death and travel accident insurance, reduced to the extent Mr. Sergel receives such benefits from a subsequent employer without cost to him, (iii) all applicable incentive savings and retirement plans and programs provided to senior officers by National Grid USA and (iv) all fringe benefits provided to senior officers of the National Grid USA; (3) reimbursement of legal fees and expenses, if any, incurred by him in disputing in good faith any issue relating to his termination of employment; (4) if any payment or distribution by National Grid USA or interest or penalty on such payment or distribution (Payment) is subject to the excise tax as imposed pursuant to Section 4999 of the Code, a “gross-up” payment in an amount equal to the excise tax, including any interest or penalties imposed upon such Payment and applicable taxes thereon; and (5) any restrictions on restricted stock outstanding on Mr. Sergel’s Date of Termination shall lapse as of said date, any outstanding incentive compensation awards with vesting and/or payment contingent upon attainment of individual, company or affiliate performance goals shall, for purposes of awards considered short-term by National Grid, be deemed satisfied at 90% of “Maximum” level and paid, in a lump sum cash payment within five (5) days of the Date of Termination, pro rata for the portion of the performance year through the Date of Termination, and all National Grid Options outstanding as of the Date of Termination under the Scheme shall be governed by the terms of the Scheme. If Mr. Sergel’s employment is terminated after May 22, 2002 but before a Change in Control or more than two years following a Change in Control, Mr. Sergel will receive all of the benefits described in (2)(a) and (b) above, except he will receive the equivalent of 18 months of benefits rather than 36 months of benefits.

Mr. Jesanis, Mr. Cochrane and Ms. LaFleur. National Grid USA is a party to change in control agreements with Mr. Jesanis, Mr. Cochrane and Ms. LaFleur dated March 1, 1998 and subsequently amended, most recently on September 1, 2003. Each of these agreements remains in effect for 36 months beyond the month in which a (1) Change in Control of National Grid (as defined in the agreement) or (2) Major Transaction (as defined in the agreement) occurs. In accordance with the terms of these agreements, if the executive’s employment is terminated without cause by National Grid USA or for Good Reason (as defined in the agreement) by the executive within 36 months following the event described in clause (1) or (2), National Grid USA will provide the executive with the severance payments and benefits described below.

In the event the executive’s employment is terminated without cause by National Grid USA or for Good Reason by the executive within 36 months following the month in which the Major Transaction or Change in Control occurs, the executive will be entitled to receive (in addition to any compensation and benefits payable to the executive through the executive’s Date of Termination (as defined in the agreement) according to the terms of said plans and any normal post-term compensation and benefits as they become due): (1) in lieu of any other salary payments: a lump sum cash payment equal to three times the sum of (a) the higher of (i) the executive’s annual base salary in effect at the time of termination or (ii) the executive’s annual base compensation in effect immediately prior to the Change in Control or Major Transaction and (b) the higher of (i) the average of the annual bonuses awarded him or her under the National Grid USA Companies’ Incentive Plan for the three performance years preceding the year in which the executive’s Date of Termination occurs or (ii) the average of the annual bonuses awarded him or her pursuant to the Incentive Plan for the three performance years preceding the year in which the Change in Control or Major Transaction occurs; (2) in addition to the retirement benefits to which the executive is entitled, a lump sum cash payment equal to the excess of (a) the actuarial equivalent of the retirement pension which the executive would have accrued under the terms of each Pension Plan (as defined in the agreement) of National Grid USA (determined as if the executive (i) were fully vested thereunder and had accumulated 36 additional months of service credit thereunder and (ii) had been credited under each Pension Plan during such 36 month period with compensation at the higher of (A) the executive’s compensation during the 12 months immediately preceding the executive’s Date of Termination or (B) the executive’s compensation during the 12 months immediately preceding the Change in Control or Major Transaction) over (b) the actuarial equivalent of the retirement pension which the executive had actually accrued pursuant to the provisions of each pension plan as of the Date of Termination; (3) the continuation of life, disability, accident and health insurance benefits substantially similar to those which the executive had received prior to his/her Date of Termination for 36 months following the Date of Termination, reduced to the extent the executive receives such benefits or such benefits are made available to the executive from a subsequent employer, without cost to the executive; (4) if the executive would have otherwise been entitled to post-retirement health care or life insurance had the executive’s employment terminated at any time during the 36 months following the executive’s Date of Termination such post-retirement health care and life insurance commencing on the later of (a) the date that such coverage would have first become available to the executive and (b) the date that the benefits described in clause (3) above terminate; and (5) the reimbursement of legal fees and expenses, if any, incurred by the executive in disputing in good faith, any issue relating to the termination of the executive’s employment. Notwithstanding the above, the payments and benefits to be provided to the executive will be reduced to the extent necessary to avoid imposition of the Excise Tax (as defined in the change in control agreements) pursuant to Section 4999 of the Code; provided that such reduction would yield a greater result to the executive than actual payment by the executive of the Excise Tax.

Mr. Edwards and Mr. Dienst. Mr. Edwards and Mr. Dienst have employment agreements with National Grid USA, which will remain in effect until January 31, 2005. The termination provisions in the two agreements are identical. If Mr. Edwards or Mr. Dienst, as the case may be, terminates his employment for good reason or National Grid USA terminates his employment without cause, Mr. Edwards, or Mr. Dienst, will be entitled to a lump sum severance benefit equal to four times his base salary. The applicable executive will also be entitled to employee benefit plan coverage for medical, prescription drug, dental and hospitalization benefits and payment of premiums for life insurance for the remainder of his life. His coverage under other employee benefit plans will continue for four years. In the event that the severance payments to the applicable executive subject him to excise tax on excess parachute payments under the Internal Revenue Code, he would be reimbursed for such excise tax (plus the income tax and excise tax payable on such reimbursement). In the event of a dispute over the executive’s rights under the agreement, National Grid USA will pay the executive’s reasonable legal fees with respect to the dispute unless the executive’s claims are found to be frivolous.

As used in Mr. Edwards’s and Mr. Dienst’s employment agreements, “good reason” generally means a materially adverse change in duties, reduction in salary or benefits or relocation by more than 50 miles, all as determined by Mr. Edwards, or Mr. Dienst, in good faith. Termination for “cause” generally arises on willful failure to perform duties, commitment of a felony, gross neglect or willful misconduct resulting in material economic loss to National Grid USA or its subsidiaries or breach of certain confidentiality and non-compete provisions. “Cause” must be determined by a vote of three-fourths of National Grid USA’s Board of Directors after a meeting at which the applicable executive and his legal counsel are entitled to be heard.

Executive officers generally. Under the National Grid USA companies’ bonus plans, including the Incentive Plan, in the event of a change in control, each Named Executive Officer would receive a cash payment in an amount equal to the average annual bonus percentage for the incentive compensation plan level for the three prior years multiplied by that officer’s annualized base compensation. These payments would be made in lieu of the bonuses under these plans for the year in which the change in control occurs. In addition, provisions in the Retirees Health and Life Insurance Plan prevent changes in benefits adverse to the participants for three years following a change in control. Upon a change in control of National Grid USA, a participant in the deferred compensation plan may elect to receive a full distribution from the participant’s accounts plus the actuarial value of future benefits in relation to the insurance-related benefits under a prior plan, all less 10 percent.

Security Ownership of Directors and Officers

With respect to National Grid USA and its major utility subsidiaries, the following table indicates the number of ordinary shares of National Grid Transco beneficially owned as of June 1, 2004 by: (a) each director; (b) each of the Named Executive Officers; and (c) all directors and executive officers of the company as a group. Except as indicated, each person listed has sole investment and voting power with respect to the shares shown as being beneficially owned by such person, based on information provided to National Grid USA. Each person listed in this table owns less than one percent of the outstanding equity securities of National Grid Transco.

Name	Number of Shares Beneficially Owned*

NATIONAL GRID USA
Richard P. Sergel (a)	664,123
Michael E. Jesanis	113,931
Roger Urwin (a)	1,128,227
John G. Cochrane	74,712
William F. Edwards	21,675
Jeffrey A. Scott	146,197
Cheryl A. LaFleur	201,069
Steve Lucas (a)	393,815
Lawrence J. Reilly (b)	108,751
Nick Winser (a)	266,478
All directors and executive officers as a group (10 persons)	3,118,978

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	21,675
Clement E. Nadeau	24,665
Kwong O. Nuey, Jr.	52,608
Anthony C. Pini	53,731
Joseph T. Ash, Jr.	18,475
Michael E. Jesanis	113,931
All directors and executive officers as a group (12 persons)	476,765

NEW ENGLAND POWER COMPANY
Stephen P. Lewis	19,565
John G. Cochrane	74,712
Marc F. Mahoney	17,345
Lawrence J. Reilly (b)	108,751
Masheed H. Rosenqvist	26,163
Michael E. Jesanis	113.931
Jeffrey A. Scott	146,197
All directors and officers as a group (11 persons)	566,480

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	201,069
Barbara Hassan	17,365
Robert H. McLaren	118,213
Edward J. Dienst	137,165
John G. Cochrane	74,712
Michael E. Jesanis	113.931
Lawrence J. Reilly (b)	108,751
Richard P. Sergel (a)	664,123
All directors and officers as a group (11 persons)	1,580,734

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	201,069
Michael F. Ryan	109,014
Edward J. Dienst	137,165
John G. Cochrane	74,712
Michael E. Jesanis	113.931
Lawrence J. Reilly (b)	108,751
Richard P. Sergel (a)	664,123
All directors and officers as a group (12 persons)	1,689,748

*	This number is expressed in terms of ordinary shares. It includes American Depositary Receipts listed on the New York Stock Exchange, each of which represents five ordinary shares.
(a)
As reported in National Grid Transco’s Annual Report on Form 20-F filed June 16, 2004. The beneficial ownership of these persons is reported in accordance with the methodology used in National Grid Transco’s 20-F.

(b)	Includes shares held by Mr. Reilly’s spouse.

ITEM 7 – CONTRIBUTIONS AND PUBLIC RELATIONS

	Purpose	Accounts charged, if any, per books of Disbursing Company	Amount

Name of Recipient or Beneficiary (by Company)	(A)

National Grid Transco plc
Confederation of British Industry		National Grid Transco plc	$117,599.64
Other (Business Forums)	(B)	National Grid Transco plc	$8,984.71
Other (Consultants)	(C)	National Grid Transco plc	$207,352.81

National Grid USA Service Company, Inc
Other (4)		426.1	$3,160.34
American Continental Group, Inc		426.4	$28,103.00
Darryl Coover		426.4	$36,000.00
Edison Electric Institute		426.4	$1,306,025.00
Halloran & Sage	(D)	426.4	$23,820.85
Kearney, Donovan & McGee, PC	(D)	426.4	$71,032.69
National Council of Negro Women		426.4	$39,040.27
Russ Reid Company		426.4	$15,056.00
Stuntz, Davis & Staffier, PC	(D)	426.4	$22,500.00
The Keystone Center		426.4	$18,000.00
Other (5)		426.4	$16,572.57
Harvard University, Kennedy School of Government		930.2	$32,500.00
Other (1)		930.2	$1,250.00

National Grid USA
Darryl Coover		426.4	$12,000.00
National Council of Negro Women		426.4	$15,616.10
Other (8)		426.4	$20,861.94

Massachusetts Electric Company
MassInc		426.1	$12,500.00
Other (6)		426.1	$4,700.00
Joyce & Joyce	(D)	426.4	$38,000.00
Other (2)		426.4	$17,000.00

New England Power Company
MassInc		426.1	$12,500.00
Other (1)		426.1	$2,000.00
Darryl Coover		426.4	$12,000.00
National Council of Negro Women		426.4	$16,676.54
Joyce & Joyce	(D)	426.4	$38,000.00
Kearney, Donovan & McGee, PC	(D)	426.4	$29,313.05
Other (4)		426.4	$22,497.54
Harvard University, Kennedy School of Government		930.2	$32,500.00
Other (1)		930.2	$8,700.00

Granite State Electric
Gallagher, Callahan and Gartrell	(D)	426.4	$89,190.22

Narragansett Electric Company
Save the Bay		426.1	$14,500.00
Rhode Island Public Expediture Council		426.1	$18,695.00
Other (2)		426.1	$3,750.00
Trion Communications	(D)	426.4	$52,224.14
George D. Caruolo		426.4	$30,000.00
RI Economic Policy Council		930.2	$15,000.00

Niagara Mohawk Power Corporation	-	426.4	$215,768.80
Energy Association of N.Y.	(D)	426.4	$165,759.31
Wilson, Elser, Moskowitz	(D)	426.4	$60,437.00
David E. Langdon Associates	-	426.4	$37,546.84
Business Council of N.Y. State	-	426.4	$11,651.56
Other (Legislative Forum)	-	426.4	$24,379.31
Others	-	930.2	$254,552.00
American Gas Association

Niagara Mohawk Power Corporation
Energy Association of N.Y.	-	426.4	$215,768.80
Wilson, Elser, Moskowitz	(D)	426.4	$165,759.31
David E. Langdon Associates	(D)	426.4	$60,437.00
Business Council of N.Y. State	-	426.4	$37,546.84
Other (Legislative Forum)	-	426.4	$11,651.56
Others	-	426.4	$24,379.31
American Gas Association	-	930.2	$254,552.00

(A)	All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)	Payments made to business forums in the United Kingdom.
(C)
Payments for consultancy services in the United Kingdom and European union provided by public affairs consultants. Services do not include direct or indirect lobbying on behalf of National Grid Group plc or its subsidiaries.

(D)	Payments for legislative services.

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.

Transaction	Serving Company	Receiving Company	Compensation FY2004
Phase I Terminal Facility Support (1)	NEET	NEP	$245,386
Phase II Massachusetts Transmission Facilities Support Agreement (2)	NEHTEC	NEP	$1,297,395
Phase II New Hampshire Transmission Facilities Support Agreement (3)	NEHTC	NEP	$1,026,567

(1)	Agreement dated 12/1/81 as amended was in effect at 3/31/04.
(2)	Agreement dated 6/1/85 as amended was in effect at 3/31/04.
(3)	Agreement dated 6/1/85 as amended was in effect as 3/31/04.

Part II.

None.

Part III.

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I
Paragraph (a)

(a)
Lattice Group plc, a company organised under the laws of England and Wales, whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company, which is an intermediate holding company for National Grid Transco’s interests in the gas and telecoms infrastructure businesses and associated services.

Lattice Group plc has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, Lattice Group plc has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

	1.1	National Grid Properties Ltd, a company organised under the laws of England and Wales, holds interests in properties on behalf of National Grid Company plc.

	1.2	Transco Holdings plc is an intermediate holding company for National Grid Transco’s interests in the gas infrastructure business in the UK and associated services.

		1.2.1						Transco plc is the gas transmission company in the UK. Transco is subject to regulatory control within the UK, overseen by the Office of Gas and Electricity Markets.

		1.2.1.1		British Transco International Finance BV, a company organised under the laws of the Netherlands, is a finance company providing financial services to Transco

1.2.1.2
C4Gas SA, a company organised under the laws of Belgium and in which Transco owns 47.5%, its activities are aimed at improving purchasing and increasing supply chain efficiencies in the European gas transportation industry

		1.2.1.3		British Transco Capital Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

		1.2.1.4		British Transco Finance Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

		1.2.1.5		British Transco Finance (No 3) Ltd provides financial management services to Transco

		1.2.1.6		British Transco Finance (No 5) Ltd provides financial management services to Transco.

		1.2.1.7		Joint Radio Company Ltd, in which Transco owns 50%, manages the radio spectrum allocation for licence holders under the Wireless Telegraphy Act in the UK.

		1.2.1.8		Transco Metering Services Ltd provides installation, maintenance and meter reading services to gas shippers in the UK.

		1.2.1.9		British Transco Finance (No 1) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

				1.2.1.9.1				British Transco Finance (No 2) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

	1.3	Lattice Group Holdings Ltd is an intermediate holding company for Lattice Group’s interests in non-regulated businesses

		1.3.1	Advantica Technologies Ltd provides technology-based solutions to Transco, other utilities and pipeline operators worldwide.

			1.3.1.1	Advantica Corporate Ventures Ltd invests in the equity of small innovative companies whose products or markets are of strategic importance to the main business of Advantica.

				1.3.1.1.1	Cogsys Ltd develops and markets intelligent computer software systems

			1.3.1.2	Risx Ltd provides risk management consultancy services

			1.3.1.3	Stoner Associates Europe Ltd provides simulation software and related engineering services

		1.3.2	Lattice Group International Holdings Ltd is an intermediate holding company for certain overseas interests of the Lattice Group.

1.3.2.1
Viavera GmbH, a company incorporated under the laws of Germany and in which Lattice Group Interantional Holdings owns 40%, provides gas logistic services for gas transportation to gas traders/retailers, network owners and industrial customers in Europe.

			1.3.2.2	Lattice Group US Holdings Inc, a company incorporated under the laws of Delaware, is an intermediate holding company for Advantica’s interests in the USA.

				1.3.2.2.1	Advantica Inc, a company incorporated under the laws of Delaware, provides technology-based solutions to pipeline operators in the USA.

					1.3.2.2.1.1	Advantica Pty Ltd, a company incorporated under the laws of Victoria, Australia, provides technology-based solutions to pipeline operators in Australia.

				1.3.2.2.2	Stoner Associates Inc, Advantica Inc, a company incorporated under the laws of Delaware, provides technology-based solutions to pipeline operators in the USA.

		1.3.3	Secondsite Property Portfolio Ltd, is an intermediate holding company for the property interests of the Lattice Group.

			1.3.3.1	Secondsite Property Holdings Ltd manages the property portfolio of land and buildings for the Lattice group of companies.

			1.3.3.2	Secondsite Land Investments Ltd develops property for the purposes of receiving rental income.

			1.3.3.3	Port Greenwich Ltd acquires, develops, manages and disposes of land and property.

		1.3.4	Lattice Intellectual Property Ltd holds trademarks, patents, copyrights and service marks on behalf of the Lattice Group of companies.

		1.3.5	Eastlands (Benefits Administration) Ltd provides pensions trustee and administration services, payroll services and management and financial accounting services.

1.3.6
Lattice Energy Services Ltd provided energy infrastructure solutions for large energy users in the industrial and commercial market but had, during the course of the financial year 2003/04 disposed of the majority of its assets.

		1.3.7	NGT Insurance Company (Isle of Man) Ltd, a company incorporated in the Isle of Man, provides insurance services to the Lattice group of companies.

		1.3.8	Lattice Telecom Finance (No 1), a company incorporated in the Isle of Man Ltd, provides financial management services to the telecoms businesses within the Lattice group of companies.

		1.3.9	Lattice Group Trustees Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

		1.3.10	Lattice Group Employee Benefit Trust Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

		1.3.11	Fulcrum Connections Ltd provides gas connection services on behalf of Transco.

		1.3.12	Telecom International Holdings Ltd is an intermediate holding company for the telecoms interests of the National Grid Transco group.

			1.3.12.1	Urband Ltd, in which Telecom International Holdings Ltd owns 50%, provides and installs fibre optic equipment to the wholesale telecommunications market.

			1.3.12.2	Gridcom (UK) Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

				1.3.12.2.1	Gridcom Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

				1.3.12.2.2	RT Masts Ltd constructs and maintains telecommunications masts.

				1.3.12.2.3	STC International Holdings Ltd is an intermediate holding company for part of Gridcom’s interest in radio sites.

					1.3.12.2.3.1	Aerial Group Ltd is an intermediate holding company for part of Gridcom’s interest in radio sites.
						1.3.12.2.3.1.1	Aerial UK Ltd is an intermediate holding company for part of Gridcom’s interest in radio sites.

							1.3.12.2.3.1.1.1	Gridcom Aerial Sites plc the manage-ment of radio sites and the provision of related engineer-ing services.

	1.4	Grain LNG Ltd provides importation and storage facilities for Liquefied Natural Gas for UK gas shippers.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Part I, Paragraph (a) (continued)

(b)
National Grid Holdings Limited (“National Grid Holdings”), a company organized under the laws of England and Wales whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company in the National Grid system.

National Grid Holdings has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, National Grid Holdings has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

1.
National Grid Company plc (“NGC”) is the electricity transmission company in England and Wales. As a transmission asset owner, NGC provides a transmission service on a for-profit, non-discriminatory basis and maintains and makes improvements to optimise access to the transmission system of England and Wales. As system operator, it also matches generation and demand on the transmission system in real time through a balancing services activity, and procures ancillary services to ensure network security and stability. NGC is subject to regulatory controls overseen by the United Kingdom regulator, The Office of Gas and Electricity Markets, in respect of its transmission asset owner activities and its system operator activities.

1.1
Elexon Limited (“Elexon”) carries on the business of implementing the Balancing and Settlement Code (“BSC”), as established under NGC’s transmission licence, on a non-profit basis. Although, NGC is the registered owner of Elexon’s shares, under the terms of the BSC Elexon has ceased to be controlled by National Grid Transco.

	1.2	NGC Leasing Limited is engaged in the leasing of motor vehicles for use by employees of the National Grid Transco.

2.	NGG Telecoms Holdings Limited is an intermediate holding company.

3.	National Grid One Limited provides financial management services to National Grid Transco companies.

4.	National Grid Two Limited provides financial management services to National Grid Transco companies.

5.	National Grid Four Limited is an intermediate holding company for part of National Grid Holdings’ interest in Energis plc.

6.
NGT Insurance Company (Guernsey) Limited is a company organized in the Isle of Man in connection with the self-insured retention of NGC’s transmission assets. National Grid Holdings holds all of its ordinary shares and an unaffiliated bank holds its preference shares.

7	National Grid Gold Limited provides financial management services to National Grid Transco companies.

8	National Grid Jersey Holdings Three Limited is a company organized under the laws of Jersey and is a holding company for National Grid Transco’s interest in First Point Energy Corporation.

8.1
First Point Energy Corporation (formerly MyUtility.Com.Inc), in which National Grid Jersey Holdings Three Limited has a 10% interest, is a corporation organized under the laws of the state of Delaware and is engaged in the provision of on-line energy saving solutions.

9.	National Grid Jersey Holdings Five Limited, a company organized under the laws of Jersey, is an intermediate holding company for part of National Grid Holdings’ interest in Energis plc.

	9.1	National Grid Three Limited is an intermediate holding company for part of National Grid Holdings’ interest in Energis plc,

		9.1.1	NGG Telecoms Limited is an intermediate holding company.

			9.1.1.1	Energis plc, in which the group has an economic interest in 32.55%, is in administration.

10	NGG Telecoms Investment Limited is a holding company for part of National Grid Holding’s investment in Energis plc.

11	National Grid Five Limited is an intermediate holding company.

	11.1	NGC Two Limited is an intermediate holding company and business development vehicle.

		11.1.1	The National Grid Investments Company is an unlimited company and carries on business as an investment company.

	11.2	National Grid Six Limited provides financial management services to National Grid Transco companies.

	11.3	NatGrid Finance Holdings Limited provides financial management services to National Grid Transco companies.

		11.3.1	NatGrid Finance Limited provides financial management services to National Grid Transco companies.

			11.3.1.1	NG Jersey Limited is a company organized in Jersey which provides financial management services to National Grid Transco companies.

	11.4	NatGrid Investments Limited provides financial management services to National Grid Transco companies.

11.5
National Grid International Limited is the intermediate holding company for a number of National Grid Holding’s current or planned investments outside the United Kingdom, including operations in South America, Africa, the Middle East, Continental Europe and Australia. National Grid International Limited has several active direct subsidiaries, a number of indirect subsidiaries and is a limited partner in a limited liability partnership, as follows:

		11.5.1	National Grid Overseas Limited is an intermediate holding company.

			11.5.1.1	National Grid Overseas Two Limited is a former intermediate holding company.

		11.5.2	National Grid Zambia Limited is an intermediate holding company for certain interests in Africa.

			11.5.2.1	National Grid Zambia B.V., a company formed under the laws of the Netherlands, is a holding company for National Grid Transco’s interest in Copperbelt Energy Corporation plc (“Copperbelt”).

11.5.2.1.1
Copperbelt Energy Corporation plc, a Zambian corporation, is some 38.5% owned by
National Grid Zambia B.V. and is engaged in generating, buying, selling and transmitting electricity to meet the needs of the copper mining region of Zambia.

		11.5.3	National Grid Seven Limited is an intermediate holding company for certain international interests.

			11.5.3.1	National Grid Holdings B.V. is organized in the Netherlands and is a holding company for National Grid Holdings’ operations in South America.

			11.5.3.1.1	National Grid Finance BV is a company formed under the laws of the Netherlands that serves as a holding company for National Grid Transco’s electricity transmission operations in Argentina.

11.5.3.1.1.1
Compania Inversora En Transmicion Electrica Citelec S.A. ("Citelec”) is a company organized under the laws of Argentina and in which the National Grid Transco holds a 42.5% interest. Citelec is a holding company for the Transener business.

11.5.3.1.1.1.1
Compania de Transporte de Energia Electrica en Alta Tension Transener S.A. (“Transener”), in which Citelec holds an approximately 65% interest, is a company organized under the laws of Argentina and is the owner of the primary electricity transmission system that services Argentina.

11.5.3.1.1.1.1.1
Empresa de Transporte de Energia Electrica por Distribucion Troncal de la Provincia de Buenos Aires Sociedad Anonima (“Transba”), a company organized under the laws of Argentina, is a regional transmission system owner in Argentina. Transba is 90% owned by Transener.

11.5.3.1.2	National Grid Brazil Finance is an unlimited company and provides financial management services to group companies.

11.5.3.1.3
National Grid Poland B.V. is a company formed under the laws of the Netherlands and is the holding company for the National Grid group’s 18.5% interest in Energis Polska Sp. Z o.o. (formerly NG Koleje Telekomunikacja Sp. z o. o.), a Polish telecommunications joint venture

11.5.3.1.4	National Grid Manquehue B.V. (“Manquehue BV”) is a holding company organized under the laws of the Netherlands and former holding company for National Grid Transco’s investment in Chile.

11.5.3.1.5	National Grid Fourteen Limited is an intermediate holding company for certain National Grid Transco interests in Latin America.

	11.5.3.1.5.1	National Grid Brazil B.V., a company organized in the Netherlands, is a holding company for National Grid’s investment in JVCO Participacoes Ltda.

11.5.3.1.5.1.1
JVCO Participacoes Ltda, of which National Grid Brazil B.V. owns 50%, is a company organized under the laws of Brazil and is a telecommunications joint venture vehicle for the National Grid group, France Telecom and Sprint Corporation.

11.5.3.1.5.1.1.1
Holdco Participacoes Ltda (“Holdco”) is a company organized under the laws of Brazil and is a 100% subsidiary of JVCO Participacoes Ltda. Holdco is a joint venture vehicle for the National Grid Transco’s Brazilian telecom operations.

				11.5.3.1.5.1.1.1.1	Intelig Telecommunicacoes Ltda (“Intelig”) is a company organized under the laws of Brazil and is a 100% subsidiary of Holdco. Intelig is engaged in telecomms in Brazil.

		11.5.3.1.5.2	National Grid Chile BV (“Chile BV”) is a holding company organized under the laws of the Netherlands and is the former holding company for National Grid Transco’s interests in Chile.

	11.5.4	National Grid (IOM) UK Limited is a former holding company and is organized under the laws of the Isle of Man.

	11.5.5	Network Mapping Limited provides survey data of power utility assets, and offers related services to customers.

	11.5.6	National Grid Indus B.V. is a company organized under the laws of the Netherlands and is a business development vehicle.

	11.5.7	NG Australia GP Pty Limited is a company organized under the laws of Capital Territory, Australia and carries on the business of general partner in NG Australia LLP.

11.5.8
NG Australia LLP is a limited liability partnership established under the laws of the state of Victoria, Australia by NG Australia GP Pty Limited as general partner and National Grid International Limited as limited partner for the purpose of acquiring and holding investments.

	11.5.8.1	National Grid Australia Pty Limited is a company organized under the laws of Capital Territory, Australia as a holding company for NG Australia LLP’s investment in Basslink Pty Limited.

11.5.8.1.1
Basslink Pty Limited is a company organized under the laws of Capital Territory, Australia and engaged in development of an electrical interconnector between the Australian states of Tasmania and Victoria.

	11.5.9	NG Procurement Holdings Limited is a holding company.

	11.5.10	Britned Development Limited is a 50% joint venture, with a view to establishing a submarine cable link between the UK and the Netherlands.

	11.5.11	National Grid Zambia Limited is a holding company, currently inactive.

	11.5.12	National Grid Middle East FZCO is a 50% joint venture for National Grid Transco's operations in the Middle East.

12	Inversiones ABC Ltda is a holding company organized under the laws of Chile, 50% owned within by the group.

13	National Grid Nineteen Limited is an investment company.

14	National Grid Twenty One Limited is an investment company.

15	National Grid (US) Investments is an investment company.

16.	National Grid (Ireland) 1 Limited is an intermediate holding company, holding 26% of National Grid Nine Limited.

	16.1	National Grid (Ireland) 2 Limited is an intermediate holding company, holding 74% of National Grid Nine Limited.

	16.1.1	National Grid Nine Limited provides financial management services to National Grid Transco companies.

The following system companies* have interests in National Grid Holdings:

Name of Company Description of Interest

National Grid Holdings One plc ('NGH1') 99,999,999 ordinary shares of 1 GBP each
* One ordinary share of 1 GBP is held by NGT Nominees Limited as nominee for NGH1 and 1000 A ordinary shares of 1 GBP each are owned by National Grid One Limited.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES
                (continued)

Part I.

Paragraph (b)

(b)	The aggregate amount of capital invested directly or indirectly by National Grid Transco plc in National Grid Holdings Limited and Lattice Group plc is set forth in the table below.
	National Grid Holdings $	Lattice Group $	Total $

Common stock investment	2,257,454,300	12,074.340,000	14,331,794,400
Loans	439,064,700	635,311,300	1,074,376,000
Guarantees	944,433,800	115,107,000	1,059,540,800

Total	$3,640,952,800	$12,824,758,400	$16,465,711,200

As at 31 March 2004, there was no debt or other financial obligation of National Grid Holdings or Lattice Group for which there is recourse, directly or indirectly to National Grid Transco plc or another system company (other than an exempt wholesale generator (EWG) or foreign utility company (FUCO)).

During the year ended 31 March 2004, National Grid Transco plc issued guarantees of £47.90 million (US$87.66 million) in respect of a loan issued by Lattice Telecom Finance (No1), £15 million (US$ 27.45 million) in respect of a loan issued by Grain LNG Ltd and of £45.43 million (US$ 83.13 million) in respect of a loan facility granted to National Grid Australia LLP.

During the reporting period there were no transfers of assets from any system company (other than an EWG or FUCO) to National Grid Holdings or Lattice Group.

Paragraph (c)

The ratio of debt to common equity for National Grid Holdings (and subsidiaries) and for Lattice Group (and subsidiaries) is set forth in the table below.

	National Grid Holdings $	Lattice Group $

Debt	5,838,519,339	12,697,056,127
Equity	3,204,867,548	11,778,928,713

Debt to equity ratio	1.82	1.08

Net profit for the year ended 31 March 2003	1,222,524,200	843,143,000

Paragraph (d)

National Grid Company Limited provides certain services to National Grid USA Service Company, Inc. In accordance with Appendix C to the Commission’s order in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000), requiring the disclosure of transactions between any FUCO and any US system company, reference is made to National Grid USA Service Company’s Annual Reports on Form U-13-60 (file no. 049-00012) for the fiscal years ended March 31, 2002 and March 31, 2003.

Part II

Please see the organisational chart submitted as Exhibit G. Please see the financial data included within Item 10 and Exhibits.

Part III

The aggregate investment of National Grid Transco plc in EWGs and foreign utility companies is $16,465,711,200.

The ratio of the aggregate investment to the aggregate capital investment of National Grid Transco plc in its domestic public utility subsidiary companies is:

Investment in foreign utility companies in accordance with Rule 24	16,465,711,200
		=	232.9%
Investment in domestic public utility subsidiary companies	7,071,289,000

ITEM 9A. SUPPLEMENTARY INFORMATION

This information is furnished pursuant to Appendix B of the SEC Order dated January 16, 2002 (Release No. 35-27490).

(1)
The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by National Grid General Partnership or National Grid Holdings, Inc., or their special purpose subsidiaries: (a) as a result of any acquisition-related debt, (b) other merger or acquisition-related expense, and (c) as a result of any other income source or expense.

(a)
National Grid General Partnership (“NGGP”) incurred debt in the amount of $2,680 million for the purpose of financing the acquisitions of New England Electric System (“NEES”) and Eastern Utilities Associates (“EUA”). The acquisition related debt produced tax credits for NGGP of $22.2 million.

National Grid Holdings Inc. (“NGH Inc”) refinanced the debt previously incurred by NGGP, and incurred further debt in the amount of $1,030 million for the purpose of financing the acquisition of Niagara Mohawk Holdings Inc (“NMHI”). The total acquisition related debt of $3,710 million produced tax credits for NGH Inc of $76.4 million.

	(b)	Neither NGGP nor NGH Inc incurred any income tax credit as a result of any other merger or acquisition-related expense.

(c)
NGGP incurred no income tax credit or liability from any other income source or expense. NGH Inc incurred an income tax charge of $727,000 in relation to interest income of $2,078,000 from National Grid USA (“NGUSA”) and a tax benefit of $606,000 in relation to interest expense of $1,731,000 payable to National Grid USA LLC (“NGUS LLC”).

(2)
A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing the interest costs and any assumptions used in the calculation.

The income tax credit described in Section 1(a) was calculated by determining the interest paid and the amortisation of the fee payable on refinancing, and adjusting this figure in accordance with applicable Internal Revenue Regulations to arrive at the deductible amount. The tax credit was calculated at the federal income tax rate of 35%.

		Interest and amortisation	$281.8 million
		Tax credit at 35%	$98.6 million

As agreed in the Second Amended and Restated Federal and State Income Tax Allocation Agreement, dated February 1, 2002, this income tax credit is allocated to NGGP and NGH Inc. in the amounts of $22.2 million and $76.4 million, respectively.

The income tax credit described in Section 1(c) arose in connection with the interest payments described in detail in item 4 below. The credit is calculated at the federal tax rate and allocated to the profitable operating subsidiaries in accordance with the Second Amended and Restated Federal and State Income Tax Allocation Agreement.

(3)	A description of how any acquisition-related funding is effected through all Intermediate Holding Companies.

The supplementary information provided in National Grid Transco’s U5S filing last year described how $8.3 billion of funding was effected through the then Intermediate Holding Companies, and explained that $5.4 billion of that debt funding is now provided to National Grid (US) Investments 4 by other National Grid System companies. The financing structure remains as described in last year’s U5S filing.

(4)	A description of the amount and character of any payments made by each Intermediate Holding Company to any other National Grid Transco system company during the reporting period.

NGH Inc made interest payments to National Grid US LLC in the amount of $3.096 million during the reporting period. National Grid USA made interest payments to NGH Inc in the amount of $2.749 million. Other than those payments and other than the payments necessary to implement the funding structure set out in question 3 above, no payments have been made by any Intermediate Holding Company to any other National Grid Transco system company during the reporting period.

(5)	A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

We confirm that the allocation of tax credits and liabilities was so conducted.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statement Supplements

	A-1	National Grid USA (consolidating)

	A-2	National Grid Transco plc (consolidated)

	A-3	National Grid (US) Holdings Limited (consolidated)

	A-4	National Grid (US) Investments 4

	A-5	National Grid (US) Partner 1 Limited

	A-6	National Grid (US) Partner 2 Limited

	A-7	National Grid General Partnership

	A-8	National Grid Holdings Inc.

	A-9	National Grid Holdings One plc (consolidated)

A.	Annual Reports

	1.	a.	National Grid Transco Annual Report on Form 20-F for the year ended March 31, 2004 (file no. 1-14958)

		b.	National Grid Transco Annual Review for Stockholders for the year ended March 31, 2004 (filed herewith)

	2.	New England Power Company Annual Report on Form 10-K for the year ended March 31, 2004 (file no. 2-26651)

	3.	a.	Niagara Mohawk Power Corporation Annual Report on Form 10-K for the year ended March 31, 2004 (file no. 1-2987)

		b.	Niagara Mohawk Power Corporation Amendment No. 1 to Annual Report on Form 10-K/A for the year ended March 31, 2004 (file no. 1-2987)

B.	Corporate Documents

	1.	National Grid Transco plc:

		a.	Memorandum and Articles of Association (Exhibit 1 to National Grid Transco’s Form 20-F for the year ended March 31, 2003 (Commission file no. 1-14958)).

		b.	Amendment to Memorandum and Articles of Association (Exhibit 1 to National Grid Transco Form 20-F for fiscal year ended March 31, 2003 (file no. 1-14958).

	2.	Lattice Group plc:

a.
Memorandum and Articles of Association (Exhibit B.2.a to Form U5S of National Grid Transco plc and certain subsidiaries for the fiscal year ended March 31, 2003, file no. 030-00354 (hereinafter, the “National Grid Transco 2003 Form U5S”).

	3.	NGG Finance plc:

a.
Memorandum of Association and Articles of Association (Exhibit B.3.a to National Grid Transco 2003 Form U5S); Articles of Association adopted by resolution passed in writing on March 18, 2004 (Filed herewith).

	4.	National Grid Holdings One plc:

		a.	Memorandum of Association and Articles of Association (Exhibit B.4.a to National Grid Transco 2003 Form U5S).

	5.	National Grid Holdings Limited:

		a.	Memorandum and Association and Articles of Association (Exhibit B.2 to National Grid Group 2001 Form U5S).

	6.	National Grid (US) Holdings Limited:

		a.	Articles of Association (Exhibit B.6.a to National Grid Transco 2003 Form U5S).

		b.	Memorandum of Association and Articles of Association (Exhibit B.6.b to National Grid Transco 2003 Form U5S).

	7.	National Grid (US) Investments 4:

		a.	Memorandum of Association and Articles of Association (Exhibit B.7.a to National Grid Transco 2003 Form U5S).

	8.	National Grid (US) Partner 1 Limited:

		a.	Memorandum of Association and Articles of Association (Exhibit B.8.a to National Grid Transco 2003 Form U5S).

	9.	National Grid (US) Partner 2 Limited:

		a.	Memorandum of Association and Articles of Association (Exhibit B.9.a to National Grid Transco 2003 Form U5S).

	10.	National Grid General Partnership:

		a.	General Partnership Agreement dated July 16, 1999 (Exhibit B.10.a to National Grid Transco 2003 Form U5S).

		b.	Amendment No. 1 to General Partnership Agreement dated December 20, 2001 (Exhibit B.10.b to National Grid Transco 2003 Form U5S).

		c.	Amendment No. 2 to General Partnership Agreement dated December 20, 2001 (Exhibit B.10.c to National Grid Transco 2003 Form U5S).

		d.	Amendment No. 3 to General Partnership Agreement dated January 31, 2002 (Exhibit B.10.d to National Grid Transco 2003 Form U5S).

	11.	National Grid Holdings Inc.:

		a.	Certificate of Incorporation filed May 16, 2001 and Certificate of Amendment filed December 5, 2001 (Exhibit B.11.a to National Grid Transco 2003 Form U5S).

		b.	By-laws dated May 16, 2001 (Exhibit B.11.b to National Grid Transco 2003 Form U5S).

	12.	National Grid USA:

a.
Certificate of Incorporation of Iosta, Inc. filed December 10, 1998 and Certificate of Amendment changing name to NGG Holdings, Inc. filed March 18, 1999 and Certificate of Merger with NGG Trustee LLCI and changing the name to National Grid USA filed March 22, 2000 and Certificate of Amendment filed June 26, 2000 (Exhibit 11.a to National Grid 2001 Form U5S, File 1-14958).

		b.	By-laws (Exhibit 11.b to National Grid 2001 Form U5S, File 1-14958).

	13.	New England Power Company:

a.
Articles of Organization (Exhibit B.8.a to NEES 1983 Form U5S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U5S); Articles of Amendment dated January 27, 1998 (Exhibit B.18.a to National Grid USA 1999 Form U5S); Articles of Amendment filed April 21, 2000 and Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 22.a to National Grid 2001 Form U5S, File 1-14958).

		b.	By-laws (Exhibit 3.2 to 2003 NEP Form 10-K, File 1-6564).

	14.	Connecticut Yankee Atomic Power Company:

		a.	Certificate of Incorporation as amended through October 15, 1998 (Exhibit B.14.a to National Grid Transco 2003 Form U5S).

		b.	By-Laws as amended through June 2, 1993 (Exhibit B.14.b to National Grid Transco 2003 Form U5S).

15.	Maine Yankee Atomic Power Company:

	a.	Certificate of Organization as amended through September 18, 1992 (Exhibit B.15.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended through November 25, 1996 (Exhibit B.15.b to National Grid Transco 2003 Form U5S).

16.	Yankee Atomic Electric Company:

	a.	Articles of Organization as amended through May 30, 2001 (Exhibit B.17.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended through December 9, 1988 (Exhibit B.17.b to National Grid Transco 2003 Form U5S).

17.	National Grid USA Service Company, Inc.:

a.
Articles of Organization (Exhibit B.9.a to NEES 1983 Form U5S); Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 and Articles of Amendment filed May 2, 2000 (Exhibit 12.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit 12.b to National Grid 2001 Form U5S, File 1-14958).

18.	New England Electric Transmission Corporation:

	a.	Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U5S).

	b.	By-laws dated March 17, 1998 (Exhibit B.13.b to NEES 1998 Form U5S).

19.	National Grid Transmission Services Corporation:

	a.	Articles of Organization filed May 1, 2000 (Exhibit 13(a) to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit 13.b to National Grid 2001 Form U5S, File 1-14958).

20.	Massachusetts Electric Company:

a.
Articles of Organization (Exhibit B.2.a to NEES 1983 Form U5S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 11, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464); Articles of Amendment dated January 27, 1998 (Exhibit B.6.a to National Grid USA 1999 Form U5S); Certificate of change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 8.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit 8.b to National Grid 2001 Form U5S, File 1-14958).

21.	The Narragansett Electric Company:

	a.	Charter (Exhibit B.3.a to NEES 1983 Form U5S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988 Form U5S).

	b.	By-laws dated September 19, 2001 (Exhibit B.22.b to National Grid Transco 2003 Form U5S).

	c.	Preference Provisions as amended dated December 15, 1997 (Exhibit 4(C) to NEES 1997 Form 10-K, File No. 1-3446).

22.	Granite State Electric Company:

	a.	Articles of Organization (Exhibit B.1.a to NEES 1983 Form U5S).

	b.	By-laws March 27, 1998 (Exhibit B.4.b to NEES 1998 Form U5S).

23.	Nantucket Electric Company:

a.
Articles of Organization (Exhibit A-6 to Rule 24 Certificate filed April 9, 1996 filed under cover of Form SE, File No. 70-8675); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 9.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws dated October 20, 1998 (Exhibit B.24.b to National Grid Transco 2003 Form U5S).

24.	New England Energy Incorporated:

a.
Articles of Organization (Exhibit B.7.a to NEES 1983 Form U5S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 18.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit B.8.b to NEES 1995 Form U5S).

25	National Grid Communications Holdings, Inc.

	a.	Articles of Organization filed November 7, 2003 (Filed herewith).

	b.	By-laws (Filed herewith).

26.	Atlantic Western Consulting, Inc.

	a.	Articles of Organization filed January 26, 2004; Articles of Merger filed January 30, 2004 (Filed herewith).

	b.	By-laws of National Grid US 5 Inc. (now known as Atlantic Western Consulting, Inc.) (Filed herewith).

27.	National Grid Communications, Inc.:

	a.	Articles of Organization filed August 28, 2002 (Exhibit B.26.a to National Grid Transco 2003 Form U5S).

	b.	By-laws (Exhibit B.26.b to National Grid Transco 2003 Form U5S).

28.	Metrowest Realty LLC:

	a.	Limited Liability Company Agreement dated as of December 17, 1998 (Exhibit B.21 to NEES 1998 Form U5S).

	b.	First Amendment to Limited Liability Company Agreement dated January 28, 1999 (Exhibit B.27.b to National Grid Transco 2003 Form U5S).

29.	New England Hydro-Transmission Corporation:

	a.	Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U5S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U5S);

	b.	By-laws dated March 17, 1998 (Exhibit B.16.b to NEES 1998 Form U5S).

30.	New England Hydro-Transmission Electric Company, Inc.:

a.
Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 21.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws dated March 17, 1998 (Exhibit B.17.b to NEES 1998 Form U5S).

31.	New England Hydro Finance Company, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1988 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 19.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit B.9.b to NEES 1995 Form U5S).

32.	GridAmerica Holdings Inc.:

	a.	Certificate of Formation filed August 27, 2002, Certificate of Conversion and Certificate of Incorporation, both filed December 19, 2002 (Exhibit B.31.a to National Grid Transco 2003 Form U5S).

	b.	By-laws dated December 19, 2002 (Exhibit B.31.b to National Grid Transco 2003 Form U5S).

33.	GridAmerica LLC:

	a.	Limited Liability Company Agreement dated October 31, 2002 (Exhibit B.32.a to National Grid Transco 2003 Form U5S).

34.	Niagara Mohawk Holdings, Inc.:

	a.	Restated Certificate of Incorporation filed February 18, 1999 (Exhibit 99-1 to Current Report on Form 8-K dated March 18, 1999, File 000-25595).

	b.	By-Laws as amended June 13, 2000 (Exhibit 3 to Quarterly Report on Form 10-Q for quarter ended June 30, 2000, File 000-25595).

35.	Niagara Mohawk Power Corporation:

a.
Certificate of Consolidation dated January 5, 1950, as amended through August 5, 1994 (Exhibits 3(a)(1) to 3(a)(46) to 1994 Form 10-K, File 1-02987); Certificate of Amendment filed June 29, 1998 (Exhibit 3 to Form 10-Q for quarter ended June 30, 1998, File 1-02987); Certificate of Amendment filed March 19, 1999 (Exhibit 3 to Form 10-Q for quarter ended March 31, 1999, File 1-02987); Certificate of Amendment filed November 29, 1999 (Exhibit 3.1 to Current Report on Form 8-K dated November 30, 1999, File 1-02987).

	b.	By-Laws as amended March 17, 1999 (Exhibit 3(i) to Quarterly Report on Form 10-Q for quarter ended March 31, 1998, File 1-02987).

36.	Hudson Pointe, Inc.:

	a.	Certificate of Incorporation filed March 29, 1994 (Exhibit B.35.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.35.b to National Grid Transco 2003 Form U5S).

37.	Land Management & Development, Inc.:

	a.	Certificate of Incorporation filed May 27, 1994 (Exhibit B.36.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.36.b to National Grid Transco 2003 Form U5S).

38.	Landwest, Inc.:

	a.	Certificate of Incorporation filed February 15, 1995 (Exhibit B.37.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.37.b to National Grid Transco 2003 Form U5S).

39.	Moreau Park, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Exhibit B.38.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.38.b to National Grid Transco 2003 Form U5S).

40.	Niagara Mohawk Energy, Inc.:

	a.	Certificate of Incorporation filed May 5, 1994 and Certificate of Amendment filed August 12, 1998 (Exhibit B.39.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.39.b to National Grid Transco 2003 Form U5S).

41.	NM Properties, Inc.:

	a.	Certificate of Incorporation filed November 13, 1992 and Certificate of Amendment dated September 25, 1998 (Exhibit B.40.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws dated July 6, 1999 (Exhibit B.40.b to National Grid Transco 2003 Form U5S).

42.	NM Receivables LLC:

	a.	Articles of Organization dated December 22, 1997 (Exhibit B.41.a to National Grid Transco 2003 Form U5S).

43.	NM Receivables Corp. II:

	a.	Certificate of Incorporation filed December 26, 1997 and Certificate of Amendment filed June 12, 1998 (Exhibit B.42.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended January 29, 2002 (Filed herewith).

44.	NM Uranium, Inc.:

	a.	Articles of Incorporation filed April 26, 1976 (Exhibit B.43.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended through April 1994 (Exhibit B.43.b to National Grid Transco 2003 Form U5S).

45.	Opinac Energy Corporation:

a.
Articles of Incorporation filed July 7, 1982, Articles of Amendment filed January 17, 1985, April 11, 1988, December 18, 1990, and January 25, 1991 (Exhibit B.44.a to National Grid Transco 2003 Form U5S).

b.
By-Law No. 1, Special By-Law, Special By-Law No. 2, Special By-Law No. 3 dated July 23, 1982, Special By-Law No. 4 and Special By-Law No. 5 dated July 30, 1982, By-Law No. 2 dated December 15, 1982, and By-Law No. 3 dated December 13, 1991 (Exhibit B.44.b to National Grid Transco 2003 Form U5S).

46.	Opinac North America, Inc.:

	a.	Certificate of Incorporation dated September 12, 1997 and Certificate of Amendment dated December 29, 1999 (Exhibit B.45.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.45.b to National Grid Transco 2003 Form U5S).

47.	Oprop Co. Inc.:

	a.	Certificate of Incorporation filed February 15, 1996 (Exhibit B.46.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.46.b to National Grid Transco 2003 Form U5S).

48.	Riverview, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Exhibit B.47.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.47.b to National Grid Transco 2003 Form U5S).

49.	Salmon Shores, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Exhibit B.48.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.48.b to National Grid Transco 2003 Form U5S).

50.	UMICO Holdings Inc.:

	a.	Certificate of Incorporation filed March 14, 2000 (Exhibit B.49.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.49.b to National Grid Transco 2003 Form U5S).

51.	Upper Hudson Development, Inc.:

	a.	Certificate of Incorporation filed May 27, 1994 (Exhibit B.50.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.50.b to National Grid Transco 2003 Form U5S).

52.	Wayfinder Group, Inc.:

a.
Articles of Organization (Exhibit B.5.a to NEES 1993 Form U5S). Articles of Amendment dated June 27, 1997 and December 13, 1999 (Exhibit B.23.a to National Grid USA 1999 U5S); Certificate of Change of Fiscal Year End dated April 3, 2000 (Exhibit 25.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-Laws (Exhibit B.5.b to NEES 1993 Form U5S).

53.	NEWHC, Inc.:

a.
Articles of Merger (Exhibit B.20.a to NEES 1998 Form U5S); Articles of Amendment dated October 21, 1999 (Exhibit B.20.a to National Grid USA 1999 Form U5S); Certificate of Change of Fiscal Year End dated April 5, 2000 (Exhibit 23.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws dated March 30, 1998 (Exhibit B.20.b to NEES 1998 Form U5S).

54.	NEES Energy, Inc.:

a.
Certificate of Incorporation (Exhibit 3(I) to Certificate of Notification, File No. 70-8803); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 15.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit 3(ii) to Certificate of Notification, File No. 70-8803).

55.	AEMC, L.L.C.:

	a.	Agreement and Plan of Merger dated December 31, 1998 (Exhibit 10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

	b.	Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

	c.	Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

	d.	Certificate of Amendment filed August 24, 2001 (Exhibit 4.d to National Grid 2002 Form U5S, File 30-00354).

56.	EUA Energy Investment Corporation:

a.
Articles of Organization filed December 15, 1987 and Certificate of Correction filed January 15, 1988 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 6.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-Laws (Exhibit 6.b to National Grid 2001 Form U5S, File 1-14958).

57.	EUA Bioten, Inc.:

	a.	Articles of Organization filed June 22, 1995 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 5.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-Laws (Exhibit 5.b to National Grid 2001 Form U5S, File 1-14958).

58.	NEES Communications, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1996 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 14.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit B.9.b to NEES 1996 Form U5S).

59.	NEES Telecommunications Corp.:

a.
Articles of Organization as amended through May 29, 1998 (Exhibit B.11.a to National Grid USA 1999 Form U5S); Certificate of change of Fiscal Year End dated April 5, 2000 (Exhibit 16.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-Laws (Exhibit B.11.b to National Grid USA 1999 Form U5S).

60.	Arbuckle Acres, Inc.:

	a.	Certificate of Incorporation filed June 2, 1999 (Exhibit B.59.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws dated June 4, 1999 (Exhibit B.59.b to National Grid Transco 2003 Form U5S).

C.	Funded Debt

1.	National Grid Transco

a.
Credit agreement dated November 18, 2003 between National Grid Transco plc; HSBC Bank plc (the facility agent); HSBC Bank USA (the swingline agent); and certain banks and financial institutions (the banks) (Exhibit 4.1 to National Grid Transco Form 20-F for the fiscal year ended March 31, 2004, file no. 1-14958)

b.
Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25% guaranteed bonds due 2006 and the €750,000,000 6.125% guaranteed bonds due 2011 issued by NGG Finance plc and guaranteed by National Grid Transco plc (Exhibit 2(b)(ii) to National Grid Group Form 20-F for the fiscal year ended March 31, 2002, file no. 1-14958)

2.	Granite State Electric Company

	a.	Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U5S)

	b.	Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No. 70-8625)

	c.	Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (Exhibit C.1.d to NEES 1998 Form U5S)

3.	Massachusetts Electric Company

a.
First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1- 3446)

b.
Trust Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Shawmut Bank, N.A. (Eastern Edison’s obligations assumed by Massachusetts Electric Company on May 1, 2000) (Exhibit 10-1.08 to Eastern Edison Form 10-K for 1993, File No. 0-8480)

c.
Loan Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Eastern Edison Company (Eastern Edison’s obligations assumed by Massachusetts Electric Company on May 1, 2000) (Exhibit 10-2.08 to Eastern Edison Form 10-K for 1993, File No. 0-8480)

4.	The Narragansett Electric Company

First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898; Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U5S; Exhibit 4(b) to 1992 Form 10-K, File No. 1- 3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K, File No. 1-3446)

5.	New England Power Company

a.
Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U5S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U5S); Fifth Supplement dated as of August 1, 1998 (Exhibit 5.a to NEES 1998 Form U5S)

b.
Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U5S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U5S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U5S); Third Supplement dated as of April 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U5S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U5S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U5S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U5S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U5S), Tenth Supplement dated as of January 1, 1996, Eleventh Supplement dated as of January 15, 1996, Twelfth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U5S); and Thirteenth Supplement dated as of August 1, 1998 (Exhibit 5.b to NEES 1998 Form U5S)

c.	Loan Agreement with the Connecticut Development Authority dated as of September 1, 1999 (Exhibit 5.c to National Grid USA 1999 Form U5S)

d.
Credit Agreement dated as of December 31, 2002 among New England Power Company and The Initial Lenders Named Herein and Fleet National Bank, Amendment No. 1 to the Credit Agreement Loan Documents dated as of May 15, 2003, and Amendment No. 2 to the Credit Agreement dated as of December 19, 2003 (Filed herewith)

6.	Nantucket Electric Company

a.	Loan and Trust Agreement with Massachusetts Industrial Finance Agency and Fleet National Bank dated as of July 1, 1996 (Exhibit C.6 to National Grid Transco 2003 Form U5S)

b.	Loan and Trust Agreement dated as of February 1, 1991 among Massachusetts Industrial Finance Agency and Nantucket Electric Company and The First National Bank of Boston, as Trustee (Filed herewith)

7.	New England Hydro Finance Company, Inc.

Note and Guaranty Agreement with New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation dated as of April 15, 1991 (Exhibit C.7 to National Grid Transco 2003 Form U5S)

8.	Niagara Mohawk Power Corporation

a.
Mortgage Trust Indenture dated as of October 1, 1937 with Marine Midland Bank, N.A. (formerly named The Marine Midland Trust Company of New York), as Trustee (filed October 15, 1937 after effective date of Registration Statement No. 2-3414); Supplemental Indenture dated as of December 1, 1938 (Exhibit 2-3 to Registration Statement No. 2-59500); Supplemental Indenture dated as of April 15, 1939 (Exhibit 2-4 to Registration Statement No. 2-59500); Supplemental Indenture dated as of July 1, 1940 (Exhibit 2-5 to Registration Statement No. 2-59500); Supplemental Indenture dated as of October 1, 1944 (Exhibit 7-6 to Central New York Power and Light Corporation Registration Statement No. 2-5490); Supplemental Indenture dated as of June 1, 1945 (Exhibit 2-8 to Registration Statement No. 2-59500); Supplemental Indenture dated as of August 17, 1948 (Exhibit 2-9 to Registration Statement No. 2-59500); Supplemental Indenture dated as of December 31, 1949 (Exhibit 7-9 to Registration Statement No. 2-8214); Supplemental Indenture dated as of January 1, 1950 (Exhibit 7-10 to Registration Statement No. 2-8214); Supplemental Indenture dated as of October 1, 1950 (Exhibit 7-11 to Registration Statement No. 2-8634); Supplemental Indenture dated as of October 19, 1950 (Exhibit 7-12 to Registration Statement No. 2-8634); Supplemental Indenture dated as of February 20, 1953 (Exhibit 4-16 to Registration Statement No. 2-10501); Supplemental Indenture dated as of April 25, 1956 (Exhibit 4-19 to Registration Statement No. 2-12443; Supplemental Indenture dated as of March 15, 1960 (Exhibit 2-23 to Registration Statement No. 2-16193; Supplemental Indenture dated as of July 15, 1967 (Exhibit 4-29 to Registration Statement No. 2-26918); Supplemental Indenture dated as of March 1, 1978 (Exhibit 4(b)(42) to Registration Statement No. 2-70860); Supplemental Indenture dated as of June 15, 1980 (Exhibit 4(b)(46) to Registration Statement No. 2-70860); Supplemental Indenture dated as of November 1, 1990 (Exhibit 4(b)(75) to Registration Statement No. 33-38093); Supplemental Indenture dated as of October 1, 1991 (Exhibit 4(b)(77) to Registration Statement No. 33-47241); Supplemental Indenture dated as of June 1, 1992 (Exhibit 4(b)(79) to Registration Statement No. 33-59594); Supplemental Indenture dated as of August 1, 1992 (Exhibit 4(b)(81) to Registration Statement No. 33-59594); Supplemental Indenture dated as of April 1, 1993 (Exhibit 4(b)(82) to Form 10-Q for quarter ended March 31, 1993); Supplemental Indenture dated as of July 1, 1993 (Exhibit 4(b)(83) to Form 10-Q for quarter ended September 30, 1993); Supplemental Indenture dated as of July 1, 1994 (Exhibit 4(b)(86) to 1994 Form 10-K); Supplemental Indenture dated as of May 1, 1995 (Exhibit 4(87) to Form 10-Q for quarter ended June 30, 1995); Supplemental Indenture dated as of March 20, 1996 (Exhibit 4(a)(39) to Registration Statement No. 33-49541); Supplemental Indenture dated as of November 1, 1998 (Exhibit 4(b)(40) to 1999 Form 10-K)

		b.	Form of Indenture relating to the Senior Notes dated June 30, 1998 (Exhibit 4(a)(41) to Registration Statement No. 33-49541)

c.
Indenture, dated as of May 12, 2000, with The Bank of New York, a New York banking corporation, as Trustee (Exhibit 1.2 to Form 8-K dated May 9, 2000); First Supplemental Indenture, dated as of May 12, 2000, (Exhibit 1.3 to Form 8-K dated May 9, 2000); Form of Second Supplemental Indenture (Exhibit 1.2 to Form 8-K dated September 25, 2001)

d.
Supplemental Indenture, dated as of May 1, 2003, between Niagara Mohawk Power Corporation and HSBC Bank USA, as Trustee (Exhibit 4(e)(1) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $100,000,000 Pollution Control Revenue Bonds, 1985 Series A (Exhibit 4(e)(2) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $37,500,000 Pollution Control Revenue Bonds, 1985 Series B (Exhibit 4(e)(3) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $37,500,000 Pollution Control Revenue Bonds, 1985 Series C (Exhibit 4(e)(4) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $50,000,000 Pollution Control Revenue Bonds, 1986 Series A (Exhibit 4(e)(5) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); Second Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $25,760,000 Pollution Control Revenue Bonds, 1987 Series A (Exhibit 4(e)(6) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); Second Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $93,200,000 Pollution Control Revenue Bonds, 1987 Series B (Exhibit 4(e)(7) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); and Second Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $69,800,000 Pollution Control Revenue Bonds, 1988 Series A (Exhibit 4(e)(8) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987)

e.
Supplemental Indenture, dated as of December 1, 2003, between Niagara Mohawk Power Corporation and HSBC Bank USA, as Trustee (Exhibit 4(e)(9) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987); and First Supplemental Participation Agreement, dated as of December 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $45,600,000 Pollution Control Refunding Revenue Bonds, 1991 Series A (Exhibit 4(e)(10) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987)

f.
Supplemental Indenture, dated as of May 1, 2004, between Niagara Mohawk Power Corporation and HSBC Bank USA, as Trustee (Exhibit 4(e)(11) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987); and Participation Agreement, dated as of May 1, 2004, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to Pollution Control Revenue Bonds, 2004 Series A (Exhibit 4(e)(12) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987)

D.	Tax Allocation Agreement

National Grid General Partnership and Affiliated U.S. Corporations Form of Second Amended and Restated Federal and State Income Tax Allocation Agreement dated as of February 1, 2002 (Exhibit D.3 to 2002 U5S)

E.	Other Documents

	1.	Schedule showing Money Pool investments for year ended March 31, 2004 (See request number 6, Certificate of Notification (Rule 24) filed June 29, 2004, file nos. 70-9849, 70-10067 )

	2.	Financial statements of Lattice Group plc (consolidated) (filed herewith)

	3.	Information on certain transactions (see Item 9A)

F.	Supporting Schedules

N/A

G.	Organizational Chart

Organizational chart showing FUCOs (filed herewith)

H.	Financial Statements of FUCOs

	1.	National Grid Holdings Limited (consolidated) (filed herewith)

	2.	Lattice Group plc (filed as Exhibit E.2 hereto)

SIGNATURES

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

NATIONAL GRID TRANSCO PLC
NATIONAL GRID (US) HOLDINGS LIMITED
NATIONAL GRID (US) INVESTMENTS 4
NATIONAL GRID (US) PARTNER 1 LIMITED
NATIONAL GRID (US) PARTNER 2 LIMITED
NATIONAL GRID HOLDINGS INC.
NATIONAL GRID USA

Date: July 29, 2004	By:	/s/ John G. Cochrane
John G. Cochrane Senior Vice President, National Grid USA

NATIONAL GRID GENERAL PARTNERSHIP
By its general partner, National Grid US Partner (1) Limited

Date: July 29, 2004	By:	/s/ John G. Cochrane
John G. Cochrane Senior Vice President, National Grid USA

By its general partner, National Grid US Partner (2) Limited

Date: July 29, 2004	By:	/s/ John G. Cochrane
John G. Cochrane Senior Vice President, National Grid USA